UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 12, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

For Immediate Release:	November 12, 2010

Financial Statements for the Second Quarter of Fiscal 2010 (Six months ended September 30, 2010) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Takashi Tsukamoto	President & CEO
For Inquiry:	Tatsuya Yamada	Executive Officer, General Manager of Accounting
Phone:	+81-3-5224-2030
Filing of Shihanki Hokokusho (scheduled):		November 26, 2010	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		—
Supplementary Materials on Quarterly Results: Attached
IR Conference on Quarterly Results: Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2010 (for the six months ended September 30, 2010)

(1) Consolidated Results of Operations

(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
1H F2010	1,449,871	(2.3)	423,829	308.3	341,759	289.2
1H F2009	1,485,032	(21.9)	103,789	82.7	87,806	(7.1)

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1H F2010	19.15	17.50
1H F2009	6.89	6.17

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock	Consolidated Capital Adequacy Ratio (BIS Standard)
	¥ million	¥ million	%	¥	%
1H F2010	157,754,464	6,689,256	2.7	179.55	15.40
Fiscal 2009	156,253,572	5,837,053	2.2	191.53	13.46

Reference:	Own Capital: As of September 30, 2010: ¥4,389,156 million; As of March 31, 2010: ¥3,513,050 million

Notes:	1.	Own Capital Ratio was calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100
	2.	Consolidated Capital Adequacy Ratio (BIS Standard) is based on the “Standards for Bank Holding Company to Consider the Adequacy of Its Capital Based on Assets and Others Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law” (Financial Services Agency Ordinance Announcement No. 20, March 27, 2006).
	3.	Consolidated Capital Adequacy Ratio (BIS) as of September 30, 2010 is a preliminary figure.

2. Cash Dividends for Shareholders of Common Stock

	Cash Dividends per Year
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2009	—	0.00	—	8.00	8.00
Fiscal 2010	—	0.00
Fiscal 2010 (estimate)			—	6.00	6.00

Notes:	1.	Revision of estimates for cash dividends for shareholders of common stock during this quarter: No

	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3.	Consolidated Earnings Estimates for Fiscal 2010 (for the fiscal year ending March 31, 2011)

	(%: Changes from the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2010	500,000	108.8	24.84

Notes:	1.	Revision of the earnings estimates during this quarter: Yes

	2.	The average number of shares of outstanding common stock for fiscal 2010 used in calculating the above Net Income per Share of Common Stock is based on the following:

•

The average of “the average number of shares during the 1H Fiscal 2010” and “the number of shares as of September 30, 2010 (which is expected to be the average number of shares during the 2H of fiscal 2010)” is used.

•

It does not take into account any increase in the number of shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock in the 2H of fiscal 2010.

4.	Others (Please refer to “Other Information” on page 1-3 of [Attachment] for details.)

(1) Changes in Significant Subsidiaries during the Period: No

(Note) Above are the changes in specified subsidiaries accompanying changes in the scope of consolidation during the period.

(2) Changes in Accounting Methods and Presentation of Consolidated Financial Statements

Changes due to revisions of accounting standards, etc.: Yes

‚Changes other than  above: No

(Note)	Above are the changes of accounting methods and presentation of interim consolidated financial statements which are to be described in the changes of fundamental and important matters for the preparation of Interim Consolidated Financial Statements.

(3) Issued Shares of Common Stock

 Period-end issued shares (including treasury stock):	As of September 30, 2010: As of March 31, 2010:	21,539,573,760 shares; 15,494,397,690 shares
‚ Period-end treasury stock:	As of September 30, 2010: As of March 31, 2010:	5,644,103 shares; 9,397,093 shares
ƒ Average number of outstanding shares:	1st Half of Fiscal 2010: 1st Half of Fiscal 2009:	17,846,169,840 shares; 12,743,594,595 shares

Non-consolidated Financial Statements

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2010 (for the six months ended September 30, 2010)

(1) Non-Consolidated Results of Operations			(%: Changes from the previous first half)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
1H F2010	32,606	66.3	22,991	130.6	16,770	450.1	16,585	436.1
1H F2009	19,607	(95.4)	9,968	(97.6)	3,048	(99.2)	3,093	(99.3)

	Net Income per Share of Common Stock
	¥
1H F2010	0.92
1H F2009	0.24

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
1H F2010	5,979,975	4,645,179	77.6	191.35
Fiscal 2009	5,225,971	4,011,146	76.7	223.59

Reference:	1. Own Capital: As of September 30, 2010: ¥4,643,393 million; As of March 31, 2010: ¥4,009,502 million
2. Maximum amount available for dividends as of September 30, 2010: ¥1,414,778 million; As of March 31, 2010: ¥1,549,745 million
(Note) “Maximum amount available for dividends” is calculated pursuant to Article 461, Paragraph 2 of the Company Law.

(Presentation of Implementation Status of Interim Review Procedure)

The semi-annual audit procedure of consolidated and non-consolidated interim financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated and interim non-consolidated financial statements in the second quarter.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock is as follows:

	Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2009	—	0.00	—	20.00	20.00
Fiscal 2010	—	0.00
Fiscal 2010 (estimate)			—	20.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2009	—	0.00	—	30.00	30.00
Fiscal 2010	—	0.00
Fiscal 2010 (estimate)			—	30.00	30.00

mContents of Attachment

1.	Qualitative Information related to Financial Results	p.1-2
	(1) Qualitative Information related to Consolidated Results of Operations	p.1-2
	(2) Qualitative Information related to Consolidated Financial Conditions	p.1-2
	(3) Qualitative Information related to Consolidated Earnings Estimates	p.1-2

2.	Other Information	p.1-3
	(1) Changes in Significant Subsidiaries	p.1-3
	(2) Changes in Accounting Methods and Presentation	p.1-3

3.	Interim Consolidated Financial Statements	p.1-4
	(1) Consolidated Balance Sheets	p.1-4
	(2) Consolidated Statements of Income	p.1-6
	(3) Consolidated Statements of Changes in Net Assets	p.1-7
	(4) Note for Assumption of Going Concern	p.1-9

4.	Interim Non-Consolidated Financial Statements	p.1-10
	(1) Non-Consolidated Balance Sheets	p.1-10
	(2) Non-Consolidated Statements of Income	p.1-11
	(3) Non-Consolidated Statements of Changes in Net Assets	p.1-12
	(4) Note for Assumption of Going Concern	p.1-13

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

A MHFG IR conference for institutional investors and analysts is scheduled for November 24, 2010 (Wednesday). The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

1-1

1. QUALITATIVE INFORMATION RELATED TO FINANCIAL RESULTS

(Please refer to “Summary Results for the Second Quarter (First Half) of Fiscal 2010” on page 2-1 for more information.)

(1) Qualitative Information related to Consolidated Results of Operations

Reviewing the economic environment over the past six months ended September 30, 2010, there are indications of a slowing of the continuing gradual recovery in the global economy which has been led by newly developing countries, and there is a heightened risk of a slackening in the economy mainly in Europe and the United States as global fiscal tightening makes its impact.

In the United States, a sustained recovery is taking place on the basis of steady capital investment and positive trends in consumer spending, but business performance- and employment-related indices have been slow to improve and there is a risk of a stalling in economic growth. In Europe, economic growth is stagnant as consumer spending remains weak with long-term labor force adjustments and so on, added to which the difficulty in predicting the effect of the fiscal problems experienced by certain countries on the financial markets and the real economy and so on means that there exists a distinct lack of visibility regarding the future of the global economy. In Asia, the increase in demand in the Chinese market has a knock-on effect in inducing an increase in exports and production activity in neighboring economies, and while the pace of growth is slowing, the region is maintaining strong economic growth.

In Japan, although positive growth is being maintained as corporate profits improve among other factors, the mild deflationary situation is continuing and the sharp appreciation of the value of the yen against other currencies continues its course and so on, leading to a stalling in improvements in the economy. There are several causes for concern over the future direction of the economy in addition to how the various stimulus programs will lose their effectiveness going forward, there are also the risks of a slowing in economies abroad and a worsening in the employment situation, combining with the fluctuations in exchange rates to serve as a drag on economic growth.

In light of this economic environment, we will aim to further enhance our corporate value through the steady implementation of our Transformation Program, which consists of the program for improving profitability, the program for enhancing financial base and the program for strengthening front-line business capabilities.

Under the above economic environment, Net Income for the six months ended September 30, 2010 amounted to ¥341.7 billion, increasing by ¥253.9 billion from the corresponding period of the previous fiscal year.

(2) Qualitative Information related to Consolidated Financial Conditions

Consolidated total assets as of September 30, 2010 amounted to ¥157,754.4 billion, increasing by ¥1,500.8 billion from the end of the previous fiscal year.

Net Assets amounted to ¥6,689.2 billion, increasing by ¥852.2 billion from the end of the previous fiscal year. Shareholders’ Equity amounted to ¥4,176.4 billion, Valuation and Translation Adjustments amounted to ¥212.6 billion and Minority Interests amounted to ¥2,297.3 billion.

In Assets, the balance of Loans and Bills Discounted amounted to ¥62,069.8 billion, decreasing by ¥94.6 billion from the end of the previous fiscal year while Securities were ¥44,159.2 billion, increasing by ¥1,062.8 billion from the end of the previous fiscal year. In Liabilities, Deposits amounted to ¥75,612.0 billion, decreasing by ¥727.7 billion from the end of the previous fiscal year.

The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 15.40% (preliminary).

	March 31, 2009	March 31, 2010	September 30, 2010
Basel II	10.53%	13.46%	15.40%

(3) Qualitative Information related to Consolidated Earnings Estimates

Based on the financial results for the second quarter of fiscal 2010, MHFG estimates Ordinary Profits of ¥670.0 billion (an increase of ¥100.0 billion from the estimate which was announced on May 14, 2010) and Net Income of ¥500.0 billion (an increase of ¥70.0 billion from the same estimate above) for fiscal 2010.

The above estimates constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Please see the “forward-looking statements” legend for a description of the factors that could affect our ability to meet these estimates.

1-2

2. Other Information

(1) Changes in Significant Subsidiaries

(Changes in specified subsidiaries accompanying changes in scope of consolidation during the period.)

There is no applicable information.

(2) Changes in Accounting Methods and Presentation

[Changes in Accounting Methods]

(Accounting Standard for Financial Instruments)

Mizuho Financial Group has applied “Accounting Standard for Financial Instruments” (ASBJ Statement No.10, March 10, 2008) and “Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19, March 10, 2008) from the end of the previous fiscal year.

As a result, Other Debt Purchased increased by ¥684 million, Securities increased by ¥26,317 million, Deferred Tax Assets decreased by ¥11,769 million, Reserves for Possible Losses on Loans decreased by ¥17,678 million, Net Unrealized Gains (Losses) on Other Securities, net of Taxes increased by ¥17,408 million, Minority Interests increased by ¥160 million, Income before Income Taxes and Minority Interests increased by ¥595 million, and Net Income increased by ¥596 million compared with the corresponding amounts under the previously applied method.

(Adoption of Accounting Standard for Equity Method of Accounting for Investments and Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method)

Mizuho Financial Group has applied “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, March 10, 2008) and “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (PITF No. 24, March 10, 2008) beginning with this interim period.

This application does not affect the financial statements.

(Adoption of Accounting Standard for Asset Retirement Obligations)

Mizuho Financial Group has applied “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No. 18, March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008) beginning with this interim period.

As a result, Income before Income Taxes and Minority Interests decreased by ¥3,445 million. The change in Asset Retirement Obligations (which is in “Other Liabilities”) due to commencement of application of the accounting standards is ¥6,257 million.

[Additional Information]

(Issuance of New Shares by the Spread Method)

The spread method is adopted for the issuance of new shares (5,609,000 thousand shares) with a payment date of July 21, 2010. This is a method where the new shares are underwritten and purchased by the initial purchasers at the amount to be paid to MHFG (¥125.27 per share), and sold by the underwriters to the investors at an issue price (¥130.00 per share) different from the amount to be paid to MHFG.

Using the spread method, the aggregate amount of the difference between (a) the issue price and (b) the amount to be paid to MHFG is retained by the initial purchasers, and allocated to each of the underwriters as underwriting fees. Accordingly, Other Ordinary Expenses does not include the amount equivalent to such underwriting fees of ¥26,530 million related to the issuance.

The amount equivalent to such underwriting fees of ¥9,734 million, recognized as profit by consolidated subsidiaries, is eliminated and recorded as an increase in Capital Surplus.

1-3

3. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of September 30, 2009	As of September 30, 2010	As of March 31, 2010 (Selected Items)
Assets
Cash and Due from Banks	¥4,921,251	¥3,650,486	¥5,211,477
Call Loans and Bills Purchased	119,821	290,921	605,238
Receivables under Resale Agreements	8,726,629	8,389,628	7,129,676
Guarantee Deposits Paid under Securities Borrowing Transactions	5,654,671	6,376,329	5,744,901
Other Debt Purchased	2,329,381	1,801,283	2,040,445
Trading Assets	15,565,593	15,463,760	13,986,791
Money Held in Trust	114,708	102,452	119,438
Securities	37,938,463	44,159,283	43,096,460
Loans and Bills Discounted	64,267,283	62,069,897	62,164,579
Foreign Exchange Assets	539,477	779,968	707,803
Derivatives other than for Trading Assets	7,329,310	7,123,116	7,060,302
Other Assets	3,670,516	3,104,688	3,742,205
Tangible Fixed Assets	914,016	942,494	927,337
Intangible Fixed Assets	398,120	424,974	427,278
Deferred Tax Assets	625,718	459,541	533,030
Customers’ Liabilities for Acceptances and Guarantees	3,689,546	3,459,319	3,643,706
Reserves for Possible Losses on Loans	(942,063)	(843,664)	(887,073)
Reserve for Possible Losses on Investments	(4,576)	(17)	(29)

Total Assets	¥155,857,870	¥157,754,464	¥156,253,572

1-4

	Millions of yen
	As of September 30, 2009	As of September 30, 2010	As of March 31, 2010 (Selected Items)
Liabilities
Deposits	¥74,877,022	¥75,612,075	¥76,339,779
Negotiable Certificates of Deposit	9,073,581	10,531,592	10,287,808
Debentures	1,917,442	1,127,527	1,517,797
Call Money and Bills Sold	6,316,744	5,493,654	5,786,370
Payables under Repurchase Agreements	14,007,069	12,443,878	12,075,802
Guarantee Deposits Received under Securities Lending Transactions	5,773,990	6,319,242	6,615,512
Trading Liabilities	8,845,953	8,631,124	7,579,695
Borrowed Money	9,366,974	9,941,009	9,663,867
Foreign Exchange Liabilities	200,046	205,619	172,990
Short-term Bonds	494,095	524,597	492,397
Bonds and Notes	4,721,679	5,001,381	4,970,257
Due to Trust Accounts	1,045,344	1,032,497	1,025,431
Derivatives other than for Trading Liabilities	6,475,620	6,231,233	6,614,116
Other Liabilities	3,188,466	4,282,603	3,376,769
Reserve for Bonus Payments	39,784	34,143	48,946
Reserve for Employee Retirement Benefits	33,333	35,733	34,263
Reserve for Director and Corporate Auditor Retirement Benefits	1,841	2,049	2,112
Reserve for Possible Losses on Sales of Loans	27,666	2,815	15,258
Reserve for Contingencies	15,112	14,120	14,809
Reserve for Reimbursement of Deposits	14,371	14,912	14,748
Reserve for Reimbursement of Debentures	9,760	11,615	10,824
Reserves under Special Laws	2,187	1,376	2,149
Deferred Tax Liabilities	10,585	12,497	12,226
Deferred Tax Liabilities for Revaluation Reserve for Land	103,681	98,583	98,875
Acceptances and Guarantees	3,689,546	3,459,319	3,643,706

Total Liabilities	¥150,251,905	¥151,065,208	¥150,416,519

Net Assets
Common Stock and Preferred Stock	¥1,805,565	¥2,181,375	¥1,805,565
Capital Surplus	552,135	937,680	552,135
Retained Earnings	696,088	1,060,637	854,703
Treasury Stock	(5,183)	(3,195)	(5,184)

Total Shareholders’ Equity	3,048,605	4,176,496	3,207,219

Net Unrealized Gains on Other Securities, net of Taxes	116,406	32,505	176,931
Net Deferred Hedge Gains, net of Taxes	69,733	142,572	83,093
Revaluation Reserve for Land, net of Taxes	145,447	137,952	138,430
Foreign Currency Translation Adjustments	(93,230)	(100,371)	(92,623)

Total Valuation and Translation Adjustments	238,357	212,659	305,831

Stock Acquisition Rights	2,307	2,778	2,301
Minority Interests	2,316,695	2,297,321	2,321,700

Total Net Assets	5,605,965	6,689,256	5,837,053

Total Liabilities and Net Assets	¥155,857,870	¥157,754,464	¥156,253,572

1-5

(2) CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the six months ended September 30, 2009	For the six months ended September 30, 2010	For the fiscal year ended March 31, 2010 (Selected Items)
Ordinary Income	¥1,485,032	¥1,449,871	¥2,817,625
Interest Income	816,397	733,453	1,571,994
Interest on Loans and Bills Discounted	553,527	454,147	1,047,718
Interest and Dividends on Securities	171,872	179,472	350,536
Fiduciary Income	24,150	24,058	49,100
Fee and Commission Income	269,596	271,146	557,312
Trading Income	197,911	177,612	312,330
Other Operating Income	73,294	185,542	179,021
Other Ordinary Income	103,681	58,058	147,866

Ordinary Expenses	1,381,242	1,026,042	2,490,498
Interest Expenses	235,319	179,908	420,287
Interest on Deposits	93,535	58,381	164,334
Interest on Debentures	6,714	3,986	11,959
Fee and Commission Expenses	47,571	51,976	91,271
Other Operating Expenses	93,261	59,031	161,584
General and Administrative Expenses	657,751	639,393	1,317,247
Other Ordinary Expenses	347,338	95,731	500,107

Ordinary Profits	103,789	423,829	327,127

Extraordinary Gains	98,649	34,961	118,259
Extraordinary Losses	58,255	7,713	67,621

Income before Income Taxes and Minority Interests	144,183	451,076	377,765

Income Taxes:
Current	15,542	11,236	25,253
Refund of Income Taxes	(3,897)		(7,212)
Deferred	(10,773)	47,250	25,108
Total Income Taxes	871	58,486	43,148
Net Income before Minority Interests	143,312	392,590	334,617
Minority Interests in Net Income	55,505	50,831	95,212

Net Income	¥87,806	¥341,759	¥239,404

1-6

(3) CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the six months ended September 30, 2009	For the six months ended September 30, 2010	For the fiscal year ended March 31, 2010
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,540,965	¥1,805,565	¥1,540,965
Changes during the period
Issuance of New Shares	264,600	375,810	264,600

Total Changes during the period	264,600	375,810	264,600

Balance as of the end of the period	1,805,565	2,181,375	1,805,565

Capital Surplus
Balance as of the end of the previous period	411,318	552,135	411,318
Changes during the period
Issuance of New Shares	271,729	385,544	271,729
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	(130,913)	—	(130,913)

Total Changes during the period	140,816	385,544	140,816

Balance as of the end of the period	552,135	937,680	552,135

Retained Earnings
Balance as of the end of the previous period	608,053	854,703	608,053
Changes during the period
Cash Dividends	(131,015)	(134,966)	(131,015)
Net Income	87,806	341,759	239,404
Disposition of Treasury Stock	(661)	(1,314)	(662)
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	130,913	—	130,913
Transfer from Revaluation Reserve for Land, net of Taxes	992	455	8,010

Total Changes during the period	88,035	205,934	246,649

Balance as of the end of the period	696,088	1,060,637	854,703

Treasury Stock
Balance as of the end of the previous period	(6,218)	(5,184)	(6,218)
Changes during the period
Repurchase of Treasury Stock	(3)	(1)	(4)
Disposition of Treasury Stock	1,037	1,989	1,038

Total Changes during the period	1,034	1,988	1,033

Balance as of the end of the period	¥(5,183)	¥(3,195)	¥(5,184)

1-7

	Millions of yen
	For the six months ended September 30, 2009	For the six months ended September 30, 2010	For the fiscal year ended March 31, 2010
Total Shareholders’ Equity
Balance as of the end of the previous period	¥2,554,119	¥3,207,219	¥2,554,119
Changes during the period
Issuance of New Shares	536,329	761,354	536,329
Cash Dividends	(131,015)	(134,966)	(131,015)
Net Income	87,806	341,759	239,404
Repurchase of Treasury Stock	(3)	(1)	(4)
Disposition of Treasury Stock	376	675	376
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	992	455	8,010

Total Changes during the period	494,486	969,277	653,100

Balance as of the end of the period	3,048,605	4,176,496	3,207,219

Valuation and Translation Adjustments
Net Unrealized Gains on Other Securities, net of Taxes
Balance as of the end of the previous period	(519,574)	176,931	(519,574)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	635,980	(144,425)	696,505

Total Changes during the period	635,980	(144,425)	696,505

Balance as of the end of the period	116,406	32,505	176,931

Net Deferred Hedge Gains, net of Taxes
Balance as of the end of the previous period	67,525	83,093	67,525
Changes during the period
Net Changes in Items other than Shareholders’ Equity	2,208	59,478	15,568

Total Changes during the period	2,208	59,478	15,568

Balance as of the end of the period	69,733	142,572	83,093

Revaluation Reserve for Land, net of Taxes
Balance as of the end of the previous period	146,447	138,430	146,447
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(999)	(477)	(8,017)

Total Changes during the period	(999)	(477)	(8,017)

Balance as of the end of the period	¥145,447	¥137,952	¥138,430

1-8

	Millions of yen
	For the six months ended September 30, 2009	For the six months ended September 30, 2010	For the fiscal year ended March 31, 2010
Foreign Currency Translation Adjustments
Balance as of the end of the previous period	¥(114,765)	¥(92,623)	¥(114,765)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	21,535	(7,748)	22,141

Total Changes during the period	21,535	(7,748)	22,141

Balance as of the end of the period	(93,230)	(100,371)	(92,623)

Total Valuation and Translation Adjustments
Balance as of the end of the previous period	(420,367)	305,831	(420,367)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	658,725	(93,171)	726,199

Total Changes during the period	658,725	(93,171)	726,199

Balance as of the end of the period	238,357	212,659	305,831

Stock Acquisition Rights
Balance as of the end of the previous period	1,187	2,301	1,187
Changes during the period
Net Changes in Items other than Shareholders’ Equity	1,119	476	1,113

Total Changes during the period	1,119	476	1,113

Balance as of the end of the period	2,307	2,778	2,301

Minority Interests
Balance as of the end of the previous period	2,051,667	2,321,700	2,051,667
Changes during the period
Net Changes in Items other than Shareholders’ Equity	265,027	(24,379)	270,033

Total Changes during the period	265,027	(24,379)	270,033

Balance as of the end of the period	2,316,695	2,297,321	2,321,700

Total Net Assets
Balance as of the end of the previous period	4,186,606	5,837,053	4,186,606
Changes during the period
Issuance of New Shares	536,329	761,354	536,329
Cash Dividends	(131,015)	(134,966)	(131,015)
Net Income	87,806	341,759	239,404
Repurchase of Treasury Stock	(3)	(1)	(4)
Disposition of Treasury Stock	376	675	376
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	992	455	8,010
Net Changes in Items other than Shareholders’ Equity	924,872	(117,074)	997,346

Total Changes during the period	1,419,358	852,203	1,650,446

Balance as of the end of the period	¥5,605,965	¥6,689,256	¥5,837,053

(4) NOTE FOR ASSUMPTION OF GOING CONCERN

There is no applicable information.

1-9

4. INTERIM NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of September 30, 2009	As of September 30, 2010	As of March 31, 2010 (Selected Items)
Assets
Current Assets
Cash and Due from Banks	¥12,322	¥10,395	¥15,133
Securities	—	751,620	—
Accounts Receivable	808	3,488	858
Other Current Assets	3,397	9,069	4,735
Total Current Assets	16,528	774,573	20,727
Fixed Assets
Tangible Fixed Assets	1,276	1,546	1,205
Intangible Fixed Assets	3,708	3,261	3,679
Investments	5,208,975	5,200,595	5,200,357
Investments in Subsidiaries and Affiliates	5,233,951	5,187,202	5,187,202
Other Investments	7,880	13,392	13,155
Reserve for Possible Losses on Investments	(32,856)	—	—
Total Fixed Assets	5,213,961	5,205,402	5,205,243

Total Assets	¥5,230,489	¥5,979,975	¥5,225,971

Liabilities
Current Liabilities
Short-term Borrowings	¥700,000	¥700,000	¥700,000
Short-term Bonds	270,000	380,000	260,000
Accrued Corporate Taxes	65	65	93
Reserve for Bonus Payments	260	260	259
Other Current Liabilities	5,197	5,659	6,209
Total Current Liabilities	975,523	1,085,985	966,562
Non-Current Liabilities
Bonds and Notes	240,000	240,000	240,000
Reserve for Employee Retirement Benefits	1,360	1,622	1,470
Asset Retirement Obligations	—	639	—
Other Non-Current Liabilities	2,751	6,549	6,792
Total Non-Current Liabilities	244,111	248,810	248,262

Total Liabilities	1,219,635	1,334,796	1,214,824

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	1,805,565	2,181,375	1,805,565
Capital Surplus
Capital Reserve	649,841	1,025,651	649,841
Total Capital Surplus	649,841	1,025,651	649,841
Retained Earnings
Appropriated Reserve	4,350	4,350	4,350
Other Retained Earnings	1,554,688	1,435,279	1,554,974
Retained Earnings Brought Forward	1,554,688	1,435,279	1,554,974
Total Retained Earnings	1,559,038	1,439,629	1,559,324
Treasury Stock	(5,183)	(3,195)	(5,184)

Total Shareholders’ Equity	4,009,261	4,643,460	4,009,546

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(51)	(66)	(44)

Total Valuation and Translation Adjustments	(51)	(66)	(44)

Stock Acquisition Rights	1,643	1,786	1,643

Total Net Assets	4,010,853	4,645,179	4,011,146

Total Liabilities and Net Assets	¥5,230,489	¥5,979,975	¥5,225,971

1-10

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the six months ended September 30, 2009	For the six months ended September 30, 2010	For the fiscal year ended March 31, 2010 (Selected Items)
Operating Income	¥19,607	¥32,606	¥33,792
Operating Expenses
General and Administrative Expenses	9,638	9,615	19,807
Total Operating Expenses	9,638	9,615	19,807

Operating Profits	9,968	22,991	13,984

Non-Operating Income	2,700	5,622	5,753
Non-Operating Expenses	9,620	11,843	18,650

Ordinary Profits	3,048	16,770	1,086

Extraordinary Gains	—	—	2,227
Extraordinary Losses	3	202	17

Income before Income Taxes	3,044	16,567	3,296

Income Taxes:
Current	2	2	4
Deferred	(50)	(20)	(88)

Total Income Taxes	(48)	(17)	(83)

Net Income	¥3,093	¥16,585	¥3,379

1-11

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the six months ended September 30, 2009	For the six months ended September 30, 2010	For the fiscal year ended March 31, 2010
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,540,965	¥1,805,565	¥1,540,965
Changes during the period
Issuance of New Shares	264,600	375,810	264,600

Total Changes during the period	264,600	375,810	264,600

Balance as of the end of the period	1,805,565	2,181,375	1,805,565

Capital Surplus
Capital Reserve
Balance as of the end of the previous period	385,241	649,841	385,241
Changes during the period
Issuance of New Shares	264,600	375,810	264,600

Total Changes during the period	264,600	375,810	264,600

Balance as of the end of the period	649,841	1,025,651	649,841

Total Capital Surplus
Balance as of the end of the previous period	385,241	649,841	385,241
Changes during the period
Issuance of New Shares	264,600	375,810	264,600

Total Changes during the period	264,600	375,810	264,600

Balance as of the end of the period	649,841	1,025,651	649,841

Retained Earnings
Appropriated Reserve
Balance as of the end of the previous period	4,350	4,350	4,350
Changes during the period
Total Changes during the period	—	—	—

Balance as of the end of the period	4,350	4,350	4,350

Other Retained Earnings
Retained Earnings Brought Forward
Balance as of the end of the previous period	1,683,272	1,554,974	1,683,272
Changes during the period
Cash Dividends	(131,015)	(134,966)	(131,015)
Net Income	3,093	16,585	3,379
Disposition of Treasury Stock	(661)	(1,314)	(662)

Total Changes during the period	(128,583)	(119,695)	(128,297)

Balance as of the end of the period	1,554,688	1,435,279	1,554,974

Total Retained Earnings
Balance as of the end of the previous period	1,687,622	1,559,324	1,687,622
Changes during the period
Cash Dividends	(131,015)	(134,966)	(131,015)
Net Income	3,093	16,585	3,379
Disposition of Treasury Stock	(661)	(1,314)	(662)

Total Changes during the period	(128,583)	(119,695)	(128,297)

Balance as of the end of the period	¥1,559,038	¥1,439,629	¥1,559,324

1-12

	Millions of yen
	For the six months ended September 30, 2009	For the six months ended September 30, 2010	For the fiscal year ended March 31, 2010
Treasury Stock
Balance as of the end of the previous period	¥(6,218)	¥(5,184)	¥(6,218)
Changes during the period
Repurchase of Treasury Stock	(3)	(1)	(4)
Disposition of Treasury Stock	1,037	1,989	1,038

Total Changes during the period	1,034	1,988	1,033

Balance as of the end of the period	(5,183)	(3,195)	(5,184)

Total Shareholders’ Equity
Balance as of the end of the previous period	3,607,610	4,009,546	3,607,610
Changes during the period
Issuance of New Shares	529,200	751,620	529,200
Cash Dividends	(131,015)	(134,966)	(131,015)
Net Income	3,093	16,585	3,379
Repurchase of Treasury Stock	(3)	(1)	(4)
Disposition of Treasury Stock	376	675	376

Total Changes during the period	401,650	633,913	401,936

Balance as of the end of the period	4,009,261	4,643,460	4,009,546

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the end of the previous period	(32)	(44)	(32)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(19)	(22)	(12)

Total Changes during the period	(19)	(22)	(12)

Balance as of the end of the period	(51)	(66)	(44)

Stock Acquisition Rights
Balance as of the end of the previous period	1,032	1,643	1,032
Changes during the period
Net Changes in Items other than Shareholders’ Equity	611	142	611

Total Changes during the period	611	142	611

Balance as of the end of the period	1,643	1,786	1,643

Total Net Assets
Balance as of the end of the previous period	3,608,611	4,011,146	3,608,611
Changes during the period
Issuance of New Shares	529,200	751,620	529,200
Cash Dividends	(131,015)	(134,966)	(131,015)
Net Income	3,093	16,585	3,379
Repurchase of Treasury Stock	(3)	(1)	(4)
Disposition of Treasury Stock	376	675	376
Net Changes in Items other than Shareholders’ Equity	591	120	598

Total Changes during the period	402,242	634,033	402,534

Balance as of the end of the period	¥4,010,853	¥4,645,179	¥4,011,146

(4) NOTE FOR ASSUMPTION OF GOING CONCERN

There is no applicable information.

1-13

Summary Results for the Second Quarter (First Half) of Fiscal 2010

I. Summary of Income Analysis

➢	Consolidated Net Business Profits

•	Consolidated Gross Profits for the first half of fiscal 2010 increased by JPY 95.6 billion on a year-on-year basis to JPY 1,100.8 billion.

Gross Profits of the banking subsidiaries increased by JPY 94.8 billion on a year-on-year basis (increased by JPY 139.8 billion after the adjustment of the impact for fiscal 2009 of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs). This is due to an increase in income from the Trading segment derived from flexible and timely operations properly interpreting market trends, in addition to a year-on-year increase in income from Customer Groups (JPY 22.0 billion), both domestically and overseas, arising mainly from non-interest income.

G&A expenses decreased by JPY 11.9 billion on a year-on-year basis mainly due to our overall cost reduction efforts.

•

Aggregated consolidated Gross Profits (Net Operating Revenues) of our two securities subsidiaries (Mizuho Securities and Mizuho Investors Securities) decreased by JPY 19.3 billion on a year-on-year basis.

•	As a result, Consolidated Net Business Profits amounted to JPY 464.9 billion, a year-on-year increase of JPY 105.4 billion.

➢	Consolidated Net Income

•

Credit-related Costs of the 3 Banks amounted to a reversal of JPY 25.2 billion, an improvement of JPY142.2 billion on a year-on-year basis, primarily due to improved obligor classifications through our business revitalization support to corporate customers and other factors. Consolidated Credit-related Costs also amounted to a reversal of JPY 8.5 billion, an improvement of JPY 170.3 billion on a year-on-year basis.

•

Net Losses related to Stocks of the 3 Banks amounted to JPY 15.0 billion. This is mainly as a consequence of recording devaluation losses for certain stocks after a decline in stock prices, despite recording Gains on Sales through our efforts to reduce our stock portfolio.

•

As a result, Consolidated Net Income for the first half of fiscal 2010 increased by JPY 253.9 billion on a year-on-year basis to JPY 341.7 billion, which far exceeds our planned net income amount for the first half of fiscal 2010 (JPY 180 billion).

(Consolidated)

	1H of FY2010 (Apr. 1 - Sep. 30, 2010)
		Change from 1H of FY2009
(JPY Bn)
Consolidated Gross Profits	1,100.8	95.6
Consolidated Net Business Profits *	464.9	105.4
Credit-related Costs	8.5	170.3
Net Gains (Losses) related to Stocks	-10.5	-30.7
Ordinary Profits	423.8	320.0
Net Income	341.7	253.9

*	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	1H of FY2010 (Apr. 1 - Sep. 30, 2010)
		Change from 1H of FY2009
(JPY Bn)
Gross Profits	885.4	94.8	*
G&A Expenses (excluding Non-Recurring Losses)	-440.3	11.9
Net Business Profits	445.1	106.7	*
Credit-related Costs	25.2	142.2
Net Gains (Losses) related to Stocks	-15.0	-39.1
Ordinary Profits	355.2	260.7
Net Income	355.0	226.8

*	The results of “1H of FY2009” included the impact on banking subsidiaries (JPY 45.0 billion, eliminated on a consolidated basis) of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs. After adjustment for this impact, the change from 1H of FY2009 for Gross Profits is JPY 139.8 billion, and that for Net Business Profits is JPY 151.8 billion, respectively

2-1

➢	Net Interest Income

•

The average loan balance for the first half of fiscal 2010 decreased by JPY 1.9 trillion from the second half of fiscal 2009. This is due to a decrease in domestic loans mainly to large corporate customers and overseas loans (including foreign exchange translation impact).

•

The domestic loan-and-deposit rate margin for the same period was 1.36% and slightly decreased by 0.03% from the second half of fiscal 2009, mainly due to a decline in the return on loans that followed the decline of market rates.

➢	Non-Interest Income

•	Non-interest income from Customer Groups of the 3 Banks (managerial accounting basis) for the first half of fiscal 2010 increased by JPY 30.8 billion on a year-on-year basis.

•

As well as income associated with investment trusts and individual annuities from individual customers substantially increasing on a year-on-year basis, income associated with foreign exchange business, overseas business, trust and asset management business of Mizuho Trust & Banking and other factors also increased.

2-2

II. Financial Soundness

•	The balance of Disclosed Claims under the Financial Reconstruction Law (3 Banks) decreased from that as of March 31, 2010. NPL Ratio also remained at a low level of 1.90%.

•	The balance of Consolidated Net Deferred Tax Assets decreased by JPY 73.7 billion from that as of March 31, 2010, and the ratio to Tier 1 Capital was 7.1%, a decline of 2.9% from March 31, 2010.

•	Our Consolidated Capital Adequacy Ratio was 15.40%, an improvement of 1.94% from that as of March 31, 2010.

	September 30, 2010
		Change from Mar. 31, 2010
(JPY Bn, %)
Consolidated Capital Adequacy Ratio	15.40%	1.94%
(Total Risk-based Capital)	(8,180.7)	(522.6)
Tier 1 Capital Ratio	11.78%	2.69%
(Tier 1 Capital)	(6,260.1)	(1,086.6)
Net Deferred Tax Assets (DTAs) (Consolidated)	447.0	-73.7
Net DTAs / Tier 1 Ratio	7.1%	-2.9%
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,302.0	-17.8
NPL Ratio	1.90%	-0.00%
(Net NPL Ratio *1)	(0.85%)	(0.06%)
Unrealized Gains (Losses) on Other Securities (Consolidated) *2	102.4	-165.2

*1	(Disclosed Claims under the Financial Reconstruction Law - Reserves for Possible Losses on Loans)/(Total Claims - Reserves for Possible Losses on Loans) x 100

*2	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

III. Disciplined Capital Management

•

In July 2010, we issued common stock (the number of shares issued: 6 billion shares, total amount paid: JPY 751.6 billion). This was aimed at establishing capital base as a cornerstone for our sustainable growth for the future, in anticipation of the revision of capital regulations. Meanwhile, we recorded Consolidated Net Income of JPY 341.7 billion for the first half of fiscal 2010.

•

It has become increasingly important for financial institutions to strengthen capital base amid the ongoing global discussions on the revision of capital regulations. Therefore, as our medium-term target, we aim to increase our consolidated Tier 1 capital ratio to 12% level and our prime capital(*1) ratio to 8% or above, and as of September 30, 2010, our consolidated Tier 1 capital ratio and our prime capital ratio were 11.78% and 8.10%, respectively, as a result of the common stock issuance and the enhanced Consolidated Net Income in the first half of fiscal 2010.

•

We announced Mizuho’s Transformation Program in May 2010, and are addressing the issues for improving profitability and enhancing financial base. We will strive to further strengthen our financial base mainly by accumulating retained earnings and improving asset efficiency through the steady implementation of the Program. Accordingly, we believe we will be able to sufficiently meet new capital regulations.

Our preliminary simulation indicates that a common equity capital ratio(*2) of mid-8% is assumed as of the end of fiscal 2012, when the new capital regulation will be implemented.

•

We continue to pursue “disciplined capital management” policy, optimally balancing “strengthening of stable capital base” and “steady returns to shareholders” in accordance with changes in the business environment, our financial condition or other factors.

(*1)	Prime Capital = Tier 1 capital - preferred debt securities - preferred stock (excluding mandatory convertible preferred stock)

(*2)	Common equity capital ratio: calculated based on the inclusion of the Eleventh Series Class XI Preferred Stock(*3) that will be mandatorily converted in July 2016.

At this moment, details - such as the calculation method for the capital adequacy ratio in the new capital regulation - have yet to be determined. Therefore, the estimates above are estimated by Mizuho Financial Group based on the publicly-available materials issued so far.

(*3)	The outstanding balance of Eleventh Series Class XI Preferred Stock as of September 30, 2010 (excluding treasury stock) was JPY 486.0 billion (48.5% out of JPY 943.7 billion of the initial amount issued had been already converted into common stock).

2-3

Earnings Plan for Fiscal 2010

(Figures below are on a consolidated basis)

➢

We plan Consolidated Net Business Profits for fiscal 2010 to be JPY 820.0 billion, an increase of JPY 70.0 billion compared with the original plan(*) based on the results for the first half of fiscal 2010 (an increase of JPY 117.3 billion compared with the previous fiscal year).

We endeavor to further strengthen profitability primarily in non-interest income from Customer Groups of the banking subsidiaries mainly by enhancing further the group synergies.

(*) compared with the original plan announced on May 14, 2010

➢	We anticipate Credit-related Costs to be JPY -85.0 billion, mainly by continued thorough credit management from the first half of fiscal 2010.

➢	Based on the above, we plan Consolidated Net Income to be JPY 500.0 billion, an increase of JPY 70.0 billion compared with the original plan.

➢

It has become increasingly important for financial institutions to strengthen capital base, and we plan to make cash dividend payments of JPY 6 per share of common stock for the fiscal year ending March 31, 2011, unchanged from our existing estimate, in consideration of the balance between “strengthening of stable capital base” and “steady returns to shareholders”. We plan to make dividend payments on preferred stock as prescribed.

(Consolidated)

	FY2010 (Plan)
		Change from FY2009
(JPY Bn)
Consolidated Net Business Profits*	820.0	117.3
Credit-related Costs	-85.0	134.3
Net Gains (Losses) related to Stocks	-15.0	-19.2
Ordinary Profits	670.0	342.8
Net Income	500.0	260.5

*	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	FY2010 (Plan)
		Change from FY2009
(JPY Bn)
Net Business Profits*	770.0	84.0
Credit-related Costs	-49.0	108.1
Net Gains (Losses) related to Stocks	-15.0	-25.9
Ordinary Profits	555.0	249.3
Net Income	506.0	192.8

*	The figure of FY2009 included the impact on banking subsidiaries (JPY 77.5 billion) of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred securities by SPCs

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information - Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated and interim non-consolidated financial statements in the second quarter.

2-4

[Reference]

Breakdown of Earnings by Business Segment

[3 Banks]	1H of FY2010 (Apr. 1 - Sep. 30, 2010)
		Change from 1H of FY2009
(JPY Bn)
Gross Profits	611.0	22.0
G&A Expenses	-355.6	4.4
Customer Groups	255.3	26.4
Gross Profits	274.4	72.8	(117.9)
G&A Expenses	-84.6	7.5
Trading & Others	189.7	80.2	(125.3)
Gross Profits	885.4	94.8	(139.8)
G&A Expenses	-440.3	11.9
Net Business Profits	445.1	106.7	(151.8)

(Note)	The figures in parentheses reflect the adjustment of the impact on banking subsidiaries (JPY 45.0 billion, eliminated on a consolidated basis) of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs

Definition

3 Banks: Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

2-5

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2010

(Six months ended September 30, 2010)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”).

“NON(B)”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

“NON(B&R)”: Aggregated figures of the relevant banks including past figures for their former financial subsidiaries for corporate revitalization.

*MHBK, MHCB and MHTB merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005.

“HC”: Non-consolidated figures of Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2010	See above Notes		Page

1. Income Analysis	CON	NON(B)	3- 1

2. Interest Margins (Domestic Operations)	NON(B)		3- 6

3. Use and Source of Funds	NON(B)		3- 7

4. Net Gains/Losses on Securities	NON(B)		3- 11

5. Unrealized Gains/Losses on Securities	CON	NON(B)	3- 13

6. Projected Redemption Amounts for Securities	NON(B)		3- 15

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON(B)		3- 16

8. Employee Retirement Benefits	NON(B)	CON	3- 17

9. Capital Adequacy Ratio	CON		3- 19

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON(B)	3- 21

2. Status of Reserves for Possible Losses on Loans	CON	NON(B)	3- 23

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON(B)	3- 24

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON(B)	3- 25

5. Coverage on Disclosed Claims under the FRL	NON(B)		3- 27

6. Overview of Non-Performing Loans(“NPLs”)	NON(B)		3- 30

7. Results of Removal of NPLs from the Balance Sheet	NON(B&R)		3- 31

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON(B)		3- 33

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry	NON(B)		3- 35

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises

(“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON(B)		3- 36

(2) Loans to SMEs and Individual Customers	NON(B)		3- 36

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries	NON(B)		3- 37

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region	NON(B)		3- 37

III. DEFERRED TAXES	See above Notes		Page

1. Change in Deferred Tax Assets, etc.	CON	NON(B)	3- 38

2. Estimation of Deferred Tax Assets, etc.

(1) Calculation Policy	NON(B)		3- 39

(2) Estimation for Calculating Deferred Tax Assets	NON(B)		3- 40

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON(B)		3- 44

2. Number of Directors and Employees	HC	NON(B)	3- 45

3. Number of Branches and Offices	NON(B)		3- 46

4. Earnings Plan for Fiscal 2010	CON	NON(B)	3- 47

Attachments	See above Notes		Page

Mizuho Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON(B)		3- 48

Comparison of Non-Consolidated Statements of Income (selected items)	NON(B)		3- 49

Non-Consolidated Statement of Changes in Net Assets	NON(B)		3- 50

Mizuho Corporate Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON(B)		3- 51

Comparison of Non-Consolidated Statements of Income (selected items)	NON(B)		3- 52

Non-Consolidated Statement of Changes in Net Assets	NON(B)		3- 53

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2010

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2010	Change	First Half of Fiscal 2009
Consolidated Gross Profits	1	1,100,896	95,698	1,005,198
Net Interest Income	2	553,544	(27,534)	581,078
Fiduciary Income	3	24,058	(92)	24,150
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	219,169	(2,855)	222,025
Net Trading Income	6	177,612	(20,298)	197,911
Net Other Operating Income	7	126,511	146,478	(19,967)
General and Administrative Expenses	8	(639,393)	18,357	(657,751)
Personnel Expenses	9	(312,781)	19,511	(332,293)
Non-Personnel Expenses	10	(299,928)	(72)	(299,856)
Miscellaneous Taxes	11	(26,683)	(1,081)	(25,601)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	12	(29,982)	160,806	(190,788)
Losses on Write-offs of Loans	13	(29,429)	40,139	(69,568)
Reversal of (Provision for) Reserves for Possible Losses on Loans	14	—	111,922	(111,922)
Net Gains (Losses) related to Stocks	15	(10,567)	(30,793)	20,225
Equity in Income from Investments in Affiliates	16	2,503	1,057	1,446
Other	17	372	74,912	(74,540)

Ordinary Profits	18	423,829	320,039	103,789
Net Extraordinary Gains (Losses)	19	27,247	(13,145)	40,393
Reversal of Reserves for Possible Losses on Loans, etc.	20	38,543	9,544	28,998
Reversal of Reserve for Possible Losses on Investments	21	7	7	—

Income before Income Taxes and Minority Interests	22	451,076	306,893	144,183
Income Taxes - Current *	23	(11,236)	408	(11,644)
- Deferred	24	(47,250)	(58,023)	10,773
Net Income before Minority Interests	25	392,590	249,278	143,312
Minority Interests in Net Income	26	(50,831)	4,674	(55,505)

Net Income	27	341,759	253,952	87,806

*	Income Taxes - Current [23] includes Refund of Income Taxes.

Credit-related Costs (including Credit Costs for Trust Accounts)	28	8,561	170,350	(161,789)

*  Credit-related Costs [28] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans ) [12] + Reversal of Reserves for Possible Losses on Loans, etc. [20] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	29	464,991	105,475	359,516

*  Consolidated Net Business Profits [29] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	30	163	(1)	164
Number of affiliates under the equity method	31	21	(2)	23

3-1

Aggregated Figures of the 3 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2010					First Half of Fiscal 2009
		MHBK	MHCB	MHTB	Aggregated Figures	Change
Gross Profits	1	421,693	397,221	66,538	885,453	94,804	790,648
Domestic Gross Profits	2	360,060	177,617	62,323	600,001	22,435	577,566
Net Interest Income	3	273,537	108,651	18,240	400,429	(26,429)	426,858
Fiduciary Income	4			23,806	23,806	8	23,797
Credit Costs for Trust Accounts	5			—	—	—	—
Net Fee and Commission Income	6	68,361	29,064	13,387	110,813	6,848	103,965
Net Trading Income	7	1,865	9,413	2,659	13,937	(5,004)	18,942
Net Other Operating Income	8	16,295	30,488	4,230	51,014	47,011	4,003
International Gross Profits	9	61,633	219,603	4,214	285,451	72,369	213,082
Net Interest Income	10	12,347	96,185	2,043	110,577	(23,191)	133,769
Net Fee and Commission Income	11	5,526	27,426	(23)	32,929	819	32,109
Net Trading Income	12	40,798	36,779	(1,221)	76,356	1,064	75,291
Net Other Operating Income	13	2,960	59,211	3,416	65,588	93,676	(28,088)
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(279,368)	(116,517)	(44,465)	(440,350)	11,950	(452,301)
Expense Ratio	15	66.2%	29.3%	66.8%	49.7%	(7.4%)	57.2%
Personnel Expenses	16	(93,812)	(40,794)	(16,978)	(151,585)	7,661	(159,247)
Non-Personnel Expenses	17	(169,783)	(69,691)	(26,206)	(265,681)	5,401	(271,082)
Premium for Deposit Insurance	18	(23,231)	(3,579)	(1,350)	(28,161)	(921)	(27,239)
Miscellaneous Taxes	19	(15,771)	(6,031)	(1,280)	(23,083)	(1,111)	(21,971)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *1	20	142,325	280,703	22,073	445,102	106,755	338,347
Excluding Net Gains (Losses) related to Bonds	21	113,452	190,876	14,492	318,821	(3,170)	321,992

Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	—	—	504	504	(24,997)	25,502

Net Business Profits	23	142,325	280,703	22,578	445,607	81,757	363,849
Net Gains (Losses) related to Bonds	24	28,872	89,826	7,581	126,281	109,926	16,354

Net Non-Recurring Gains (Losses)	25	(53,041)	(30,224)	(7,051)	(90,317)	179,015	(269,333)
Net Gains (Losses) related to Stocks	26	(6,258)	(7,865)	(904)	(15,029)	(39,133)	24,104
Expenses related to Portfolio Problems	27	(25,306)	(3,656)	(1,916)	(30,879)	138,903	(169,783)
Other	28	(21,476)	(18,701)	(4,230)	(44,408)	79,246	(123,654)

Ordinary Profits	29	89,283	250,479	15,526	355,289	260,773	94,516

Net Extraordinary Gains (Losses)	30	25,312	19,029	449	44,790	20,970	23,820
Net Gains (Losses) on Disposition of Fixed Assets	31	(732)	(785)	(43)	(1,560)	786	(2,347)
Losses on Impairment of Fixed Assets	32	(1,633)	(814)	(2)	(2,451)	268	(2,719)
Reversal of Reserves for Possible Losses on Loans, etc.	33	28,113	27,513	35	55,662	28,340	27,322
Reversal of Reserve for Possible Losses on Investments	34	9	83	—	93	93	—
Income before Income Taxes	35	114,595	269,508	15,976	400,080	281,744	118,336
Income Taxes - Current *2	36	(247)	(4,670)	(4)	(4,922)	(4,142)	(780)
- Deferred	37	12,669	(49,142)	(3,675)	(40,148)	(50,728)	10,579

Net Income	38	127,017	215,695	12,297	355,009	226,873	128,135

*1.Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [5].

*2.Income Taxes - Current [36] includes Refund of Income Taxes.

Credit-related Costs	39	2,807	23,856	(1,376)	25,288	142,246	(116,958)

*  Credit-related Costs [39] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [33] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40			—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	16,341	18,183	504	35,029	9,527	25,502
Losses on Write-offs of Loans	42	(8,439)	4,244	(1,408)	(5,602)	37,602	(43,205)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(4,229)	791	(508)	(3,946)	87,038	(90,984)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	—	161	0	161	34	126
Reversal of (Provision for) Reserve for Contingencies	45	—	606	35	641	(633)	1,274
Other (including Losses on Sales of Loans)	46	(865)	(129)	—	(995)	8,677	(9,672)
Total	47	2,807	23,856	(1,376)	25,288	142,246	(116,958)

3-2

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2010	Change	First Half of Fiscal 2009
Gross Profits	1	421,693	13,469	408,224
Domestic Gross Profits	2	360,060	(8,137)	368,198
Net Interest Income	3	273,537	(22,997)	296,535
Net Fee and Commission Income	4	68,361	4,788	63,572
Net Trading Income	5	1,865	(853)	2,718
Net Other Operating Income	6	16,295	10,924	5,371
International Gross Profits	7	61,633	21,607	40,026
Net Interest Income	8	12,347	(2,877)	15,224
Net Fee and Commission Income	9	5,526	544	4,982
Net Trading Income	10	40,798	(1,347)	42,145
Net Other Operating Income	11	2,960	25,287	(22,326)
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(279,368)	5,637	(285,005)
Expense Ratio	13	66.2%	(3.5%)	69.8%
Personnel Expenses	14	(93,812)	4,247	(98,060)
Non-Personnel Expenses	15	(169,783)	2,329	(172,112)
Premium for Deposit Insurance	16	(23,231)	(635)	(22,595)
Miscellaneous Taxes	17	(15,771)	(939)	(14,831)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	142,325	19,106	123,218
Excluding Net Gains (Losses) related to Bonds	19	113,452	(7,231)	120,684

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	(2,368)	2,368

Net Business Profits	21	142,325	16,738	125,587
Net Gains (Losses) related to Bonds	22	28,872	26,338	2,534
Net Non-Recurring Gains (Losses)	23	(53,041)	53,471	(106,512)
Net Gains (Losses) related to Stocks	24	(6,258)	304	(6,562)
Expenses related to Portfolio Problems	25	(25,306)	43,424	(68,730)
Other	26	(21,476)	9,742	(31,219)

Ordinary Profits	27	89,283	70,209	19,074

Net Extraordinary Gains (Losses)	28	25,312	10,174	15,137
Net Gains (Losses) on Disposition of Fixed Assets	29	(732)	836	(1,569)
Losses on Impairment of Fixed Assets	30	(1,633)	(1,332)	(301)
Reversal of Reserves for Possible Losses on Loans, etc.	31	28,113	11,612	16,501
Reversal of Reserve for Possible Losses on Investments	32	9	9	—
Income before Income Taxes	33	114,595	80,384	34,211
Income Taxes - Current	34	(247)	23	(271)
- Deferred	35	12,669	(7,223)	19,892

Net Income	36	127,017	73,184	53,833

Credit-related Costs	37	2,807	52,668	(49,860)

*  Credit-related Costs [37] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [31]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	16,341	13,973	2,368
Losses on Write-offs of Loans	39	(8,439)	15,282	(23,721)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	(4,229)	22,348	(26,577)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	—	—	—
Reversal of (Provision for) Reserve for Contingencies	42	—	—	—
Other (including Losses on Sales of Loans)	43	(865)	1,064	(1,929)
Total	44	2,807	52,668	(49,860)

3-3

Mizuho Corporate Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2010	Change	First Half of Fiscal 2009
Gross Profits	1	397,221	78,574	318,646
Domestic Gross Profits	2	177,617	27,381	150,236
Net Interest Income	3	108,651	(766)	109,417
Net Fee and Commission Income	4	29,064	679	28,384
Net Trading Income	5	9,413	(5,154)	14,568
Net Other Operating Income	6	30,488	32,622	(2,133)
International Gross Profits	7	219,603	51,193	168,409
Net Interest Income	8	96,185	(20,059)	116,245
Net Fee and Commission Income	9	27,426	266	27,160
Net Trading Income	10	36,779	3,908	32,871
Net Other Operating Income	11	59,211	67,077	(7,866)
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(116,517)	4,898	(121,415)
Expense Ratio	13	29.3%	(8.7%)	38.1%
Personnel Expenses	14	(40,794)	2,775	(43,569)
Non-Personnel Expenses	15	(69,691)	2,393	(72,084)
Premium for Deposit Insurance	16	(3,579)	(338)	(3,240)
Miscellaneous Taxes	17	(6,031)	(270)	(5,761)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	280,703	83,472	197,230
Excluding Net Gains (Losses) related to Bonds	19	190,876	4,700	186,176
Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	(24,347)	24,347

Net Business Profits	21	280,703	59,125	221,577
Net Gains (Losses) related to Bonds	22	89,826	78,772	11,054
Net Non-Recurring Gains (Losses)	23	(30,224)	123,805	(154,029)
Net Gains (Losses) related to Stocks	24	(7,865)	(38,411)	30,545
Expenses related to Portfolio Problems	25	(3,656)	90,896	(94,553)
Other	26	(18,701)	71,320	(90,022)

Ordinary Profits	27	250,479	182,931	67,547
Net Extraordinary Gains (Losses)	28	19,029	10,406	8,622
Net Gains (Losses) on Disposition of Fixed Assets	29	(785)	(120)	(665)
Losses on Impairment of Fixed Assets	30	(814)	1,047	(1,861)
Reversal of Reserves for Possible Losses on Loans, etc.	31	27,513	16,718	10,794
Reversal of Reserve for Possible Losses on Investments	32	83	83	—

Income before Income Taxes	33	269,508	193,338	76,170
Income Taxes - Current *	34	(4,670)	(4,168)	(502)
- Deferred	35	(49,142)	(41,476)	(7,666)
Net Income	36	215,695	147,693	68,001

__________ * Income Taxes - Current [34] includes Refund of Income Taxes.

Credit-related Costs	37	23,856	83,267	(59,411)

__________

*  Credit-related Costs [37] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for                                              Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [31]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	18,183	(6,163)	24,347
Losses on Write-offs of Loans	39	4,244	21,488	(17,244)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	791	60,939	(60,148)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	161	34	126
Reversal of (Provision for) Reserve for Contingencies	42	606	(643)	1,249
Other (including Losses on Sales of Loans)	43	(129)	7,612	(7,742)

Total	44	23,856	83,267	(59,411)

3-4

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2010	Change	First Half of Fiscal 2009
Gross Profits	1	66,538	2,760	63,778
Domestic Gross Profits	2	62,323	3,192	59,131
Net Interest Income	3	18,240	(2,664)	20,905
Fiduciary Income	4	23,806	8	23,797
Credit Costs for Trust Accounts	5	—	—	—
Net Fee and Commission Income	6	13,387	1,379	12,007
Net Trading Income	7	2,659	1,003	1,655
Net Other Operating Income	8	4,230	3,464	765
International Gross Profits	9	4,214	(431)	4,646
Net Interest Income	10	2,043	(255)	2,299
Net Fee and Commission Income	11	(23)	8	(32)
Net Trading Income	12	(1,221)	(1,496)	274
Net Other Operating Income	13	3,416	1,311	2,105
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(44,465)	1,415	(45,880)
Expense Ratio	15	66.8%	(5.1%)	71.9%
Personnel Expenses	16	(16,978)	638	(17,616)
Non-Personnel Expenses	17	(26,206)	678	(26,885)
Premium for Deposit Insurance	18	(1,350)	52	(1,402)
Miscellaneous Taxes	19	(1,280)	98	(1,378)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *	20	22,073	4,175	17,897
Excluding Net Gains (Losses) related to Bonds	21	14,492	(639)	15,131
Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	504	1,718	(1,213)

Net Business Profits	23	22,578	5,893	16,684
Net Gains (Losses) related to Bonds	24	7,581	4,815	2,765
Net Non-Recurring Gains (Losses)	25	(7,051)	1,738	(8,790)
Net Gains (Losses) related to Stocks	26	(904)	(1,026)	122
Expenses related to Portfolio Problems	27	(1,916)	4,582	(6,499)
Other	28	(4,230)	(1,816)	(2,413)

Ordinary Profits	29	15,526	7,632	7,894
Net Extraordinary Gains (Losses)	30	449	389	60
Net Gains (Losses) on Disposition of Fixed Assets	31	(43)	69	(112)
Losses on Impairment of Fixed Assets	32	(2)	553	(556)
Reversal of Reserves for Possible Losses on Loans, etc.	33	35	9	25

Income before Income Taxes	34	15,976	8,021	7,954
Income Taxes - Current	35	(4)	2	(6)
- Deferred	36	(3,675)	(2,028)	(1,647)

Net Income	37	12,297	5,996	6,300

________

*  Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) [20]

                    = Gross Profits [1] + General and Administrative Expenses (excluding Non-Recurring Losses) [14] - Credit Costs for                         Trust Accounts [5]

Credit-related Costs	38	(1,376)	6,310	(7,686)

________

*  Credit-related Costs [38] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for                                              Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [33] +                                              Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	39	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	40	504	1,718	(1,213)
Losses on Write-offs of Loans	41	(1,408)	831	(2,240)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	42	(508)	3,750	(4,258)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	43	0	(0)	0
Reversal of (Provision for) Reserve for Contingencies	44	35	9	25
Other (including Losses on Sales of Loans)	45	—	—	—

Total	46	(1,376)	6,310	(7,686)

3-5

2. Interest Margins (Domestic Operations)

Non-Consolidated

				(%)
Aggregated Figures of MHBK and MHCB				First Half of Fiscal 2010	Change	First Half of Fiscal 2009
Return on Interest-Earning Assets			1	0.99	(0.12)	1.12
Return on Loans and Bills Discounted			2	1.34	(0.11)	1.45
Return on Securities			3	0.61	(0.06)	0.68
Cost of Funding (including Expenses)			4	0.88	(0.08)	0.97
Cost of Deposits and Debentures (including Expenses)			5	1.01	(0.11)	1.13
Cost of Deposits and Debentures			6	0.12	(0.07)	0.19
Cost of Other External Liabilities			7	0.32	(0.06)	0.39
Net Interest Margin	(1	)-(4)	8	0.11	(0.03)	0.14
Loan and Deposit Rate Margin (including Expenses)	(2	)-(5)	9	0.32	0.00	0.32
Loan and Deposit Rate Margin	(2	)-(6)	10	1.22	(0.03)	1.25

__________

*  Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

*  Deposits and Debentures include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government

Return on Loans and Bills Discounted			11	1.49	(0.12)	1.61
Loan and Deposit Rate Margin (including Expenses)	(11	)-(5)	12	0.47	(0.00)	0.48
Loan and Deposit Rate Margin	(11	)-(6)	13	1.36	(0.04)	1.41
Mizuho Bank
Return on Interest-Earning Assets			14	1.04	(0.14)	1.19
Return on Loans and Bills Discounted			15	1.49	(0.08)	1.58
Return on Securities			16	0.48	(0.08)	0.56
Cost of Funding (including Expenses)			17	0.99	(0.07)	1.06
Cost of Deposits and Debentures (including Expenses)			18	1.04	(0.08)	1.12
Cost of Deposits and Debentures			19	0.11	(0.06)	0.17
Cost of Other External Liabilities			20	0.25	0.00	0.25
Net Interest Margin	(14	)-(17)	21	0.05	(0.06)	0.12
Loan and Deposit Rate Margin (including Expenses)	(15	)-(18)	22	0.45	(0.00)	0.45
Loan and Deposit Rate Margin	(15	)-(19)	23	1.38	(0.02)	1.40
__________ * Deposits and Debentures include NCDs. (Reference)After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			24	1.70	(0.12)	1.83
Loan and Deposit Rate Margin (including Expenses)	(24	)-(18)	25	0.66	(0.04)	0.70
Loan and Deposit Rate Margin	(24	)-(19)	26	1.59	(0.05)	1.65

Mizuho Corporate Bank
Return on Interest-Earning Assets			27	0.90	(0.09)	1.00
Return on Loans and Bills Discounted			28	1.05	(0.15)	1.21
Return on Securities			29	0.76	(0.05)	0.82
Cost of Funding (including Expenses)			30	0.69	(0.11)	0.81
Cost of Deposits and Debentures (including Expenses)			31	0.92	(0.22)	1.15
Cost of Deposits and Debentures			32	0.15	(0.10)	0.25
Cost of Other External Liabilities			33	0.34	(0.08)	0.42
Net Interest Margin	(27	)-(30)	34	0.21	0.01	0.19
Loan and Deposit Rate Margin (including Expenses)	(28	)-(31)	35	0.13	0.06	0.06
Loan and Deposit Rate Margin	(28	)-(32)	36	0.90	(0.05)	0.96
__________ * Deposits and Debentures include NCDs. (Reference)After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			37	1.12	(0.14)	1.26
Loan and Deposit Rate Margin (including Expenses)	(37	)-(31)	38	0.19	0.08	0.10
Loan and Deposit Rate Margin	(37	)-(32)	39	0.96	(0.04)	1.00

Mizuho Trust & Banking (3 domestic accounts)
Return on Interest-Earning Assets			40	1.09	(0.12)	1.21
Return on Loans and Bills Discounted			41	1.41	(0.15)	1.57
Return on Securities			42	0.54	(0.13)	0.67
Cost of Funding			43	0.34	(0.11)	0.46
Cost of Deposits			44	0.26	(0.15)	0.42
Net Interest Margin	(40	)-(43)	45	0.74	(0.00)	0.74
Loan and Deposit Rate Margin	(41	)-(44)	46	1.14	(0.00)	1.14
__________
*	3 domestic accounts = banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal
amounts	(loan trusts + jointly-managed money trusts).
*	Deposits include NCDs.

3-6

3. Use and Source of Funds

Non-Consolidated

Aggregated Figures of MHBK and MHCB

	(Millions of yen, %)
	First Half of Fiscal 2010		Change		First Half of Fiscal 2009
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	117,494,547	1.16	681,000	(0.20)	116,813,547	1.37
Loans and Bills Discounted	58,323,103	1.40	(5,555,919)	(0.14)	63,879,022	1.54
Securities	41,809,508	0.84	7,912,189	(0.37)	33,897,319	1.21
Source of Funds	118,684,609	0.32	(1,088,004)	(0.11)	119,772,613	0.44
Deposits	72,910,406	0.14	264,871	(0.08)	72,645,535	0.23
NCDs	10,597,283	0.21	1,012,777	(0.12)	9,584,506	0.33
Debentures	1,343,842	0.59	(792,005)	(0.03)	2,135,847	0.62
Call Money	13,517,483	0.31	(936,405)	(0.13)	14,453,888	0.45
Payables under Repurchase Agreements	4,665,651	0.23	(845,633)	(0.07)	5,511,285	0.30
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	7,137,393	1.59	(1,410,926)	(0.09)	8,548,320	1.69

(Domestic Operations)
Use of Funds	97,847,154	0.99	394,208	(0.12)	97,452,945	1.12
Loans and Bills Discounted	49,849,405	1.33	(4,240,808)	(0.11)	54,090,214	1.44
Securities	34,372,275	0.61	6,503,014	(0.06)	27,869,261	0.68
Source of Funds	99,317,025	0.21	(574,852)	(0.06)	99,891,877	0.28
Deposits	63,601,470	0.10	899,705	(0.05)	62,701,764	0.16
NCDs	9,276,747	0.13	718,338	(0.14)	8,558,409	0.27
Debentures	1,343,842	0.59	(792,005)	(0.03)	2,135,847	0.62
Call Money	13,306,231	0.30	(809,771)	(0.12)	14,116,003	0.42
Payables under Repurchase Agreements	766,429	0.12	(1,325,085)	(0.01)	2,091,515	0.13
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	4,522,327	0.40	(615,163)	0.00	5,137,490	0.39

(International Operations)
Use of Funds	21,266,839	1.86	(384,279)	(0.52)	21,651,118	2.39
Loans and Bills Discounted	8,473,697	1.76	(1,315,111)	(0.33)	9,788,808	2.10
Securities	7,437,232	1.88	1,409,174	(1.78)	6,028,057	3.67
Source of Funds	20,987,030	0.86	(1,184,222)	(0.29)	22,171,253	1.15
Deposits	9,308,936	0.42	(634,834)	(0.26)	9,943,770	0.68
NCDs	1,320,535	0.79	294,438	(0.07)	1,026,096	0.86
Debentures	—	—	—	—	—	—
Call Money	211,251	0.98	(126,633)	(0.63)	337,885	1.62
Payables under Repurchase Agreements	3,899,222	0.25	479,452	(0.16)	3,419,769	0.41
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,615,065	3.64	(795,763)	0.00	3,410,829	3.64

3-7

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2010		Change		First Half of Fiscal 2009
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	63,260,129	1.08	389,088	(0.16)	62,871,040	1.25
Loans and Bills Discounted	32,785,402	1.46	(2,218,489)	(0.09)	35,003,892	1.56
Securities	19,419,565	0.58	3,314,828	(0.22)	16,104,737	0.81
Source of Funds	65,324,781	0.18	347,073	(0.07)	64,977,708	0.25
Deposits	55,100,590	0.10	(77,836)	(0.06)	55,178,427	0.17
NCDs	2,117,741	0.14	113,322	(0.16)	2,004,419	0.30
Debentures	802,700	0.39	(71,455)	0.01	874,155	0.38
Call Money	1,427,750	0.09	(539,976)	(0.00)	1,967,726	0.09
Payables under Repurchase Agreements	171,997	0.11	(968,714)	(0.01)	1,140,712	0.12
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,129,179	0.96	954,810	(0.68)	2,174,368	1.64

(Domestic Operations)
Use of Funds	60,343,457	1.04	190,055	(0.14)	60,153,401	1.19
Loans and Bills Discounted	32,178,173	1.47	(2,357,917)	(0.08)	34,536,090	1.56
Securities	17,852,326	0.48	2,838,152	(0.08)	15,014,173	0.56
Source of Funds	62,446,254	0.14	(31,940)	(0.05)	62,478,194	0.19
Deposits	54,067,869	0.10	(111,883)	(0.06)	54,179,752	0.16
NCDs	2,115,493	0.14	113,427	(0.16)	2,002,066	0.30
Debentures	802,700	0.39	(71,455)	0.01	874,155	0.38
Call Money	1,427,750	0.09	(539,976)	(0.00)	1,967,726	0.09
Payables under Repurchase Agreements	171,997	0.11	(968,714)	(0.01)	1,140,712	0.12
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,571,115	0.35	1,061,923	(0.18)	1,509,192	0.54

(International Operations)
Use of Funds	3,225,861	1.74	497,011	(0.86)	2,728,850	2.61
Loans and Bills Discounted	607,229	1.26	139,427	(0.31)	467,802	1.58
Securities	1,567,239	1.77	476,675	(2.38)	1,090,564	4.16
Source of Funds	3,187,717	0.99	676,992	(0.63)	2,510,725	1.62
Deposits	1,032,721	0.32	34,046	(0.24)	998,675	0.56
NCDs	2,248	0.36	(104)	(0.27)	2,353	0.64
Debentures	—	—	—	—	—	—
Call Money	—	—	—	—	—	—
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	558,064	3.73	(107,112)	(0.39)	665,176	4.12

3-8

Mizuho Corporate Bank

	(Millions of yen, %)
	First Half of Fiscal 2010		Change		First Half of Fiscal 2009
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	54,234,418	1.25	291,911	(0.25)	53,942,507	1.50
Loans and Bills Discounted	25,537,700	1.31	(3,337,430)	(0.22)	28,875,130	1.53
Securities	22,389,942	1.06	4,597,360	(0.51)	17,792,581	1.58
Source of Funds	53,359,828	0.50	(1,435,077)	(0.15)	54,794,905	0.66
Deposits	17,809,815	0.27	342,708	(0.16)	17,467,107	0.44
NCDs	8,479,542	0.23	899,454	(0.11)	7,580,087	0.34
Debentures	541,142	0.87	(720,549)	0.08	1,261,692	0.79
Call Money	12,089,733	0.34	(396,428)	(0.16)	12,486,162	0.51
Payables under Repurchase Agreements	4,493,653	0.23	123,080	(0.11)	4,370,573	0.35
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	4,008,213	2.08	(2,365,737)	0.37	6,373,951	1.71

(Domestic Operations)
Use of Funds	37,503,696	0.90	204,152	(0.09)	37,299,543	1.00
Loans and Bills Discounted	17,671,232	1.09	(1,882,891)	(0.15)	19,554,123	1.25
Securities	16,519,949	0.76	3,664,861	(0.05)	12,855,088	0.82
Source of Funds	36,870,771	0.33	(542,911)	(0.08)	37,413,682	0.42
Deposits	9,533,600	0.13	1,011,588	(0.03)	8,522,012	0.16
NCDs	7,161,254	0.12	604,910	(0.13)	6,556,343	0.26
Debentures	541,142	0.87	(720,549)	0.08	1,261,692	0.79
Call Money	11,878,481	0.33	(269,795)	(0.14)	12,148,276	0.47
Payables under Repurchase Agreements	594,431	0.12	(356,371)	(0.02)	950,803	0.14
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	1,951,212	0.46	(1,677,086)	0.13	3,628,298	0.33

(International Operations)
Use of Funds	18,040,977	1.89	(881,291)	(0.47)	18,922,268	2.36
Loans and Bills Discounted	7,866,467	1.80	(1,454,538)	(0.32)	9,321,006	2.12
Securities	5,869,992	1.91	932,499	(1.64)	4,937,493	3.56
Source of Funds	17,799,312	0.83	(1,861,215)	(0.25)	19,660,528	1.09
Deposits	8,276,215	0.43	(668,880)	(0.26)	8,945,095	0.70
NCDs	1,318,287	0.79	294,543	(0.07)	1,023,743	0.86
Debentures	—	—	—	—	—	—
Call Money	211,251	0.98	(126,633)	(0.63)	337,885	1.62
Payables under Repurchase Agreements	3,899,222	0.25	479,452	(0.16)	3,419,769	0.41
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,057,001	3.62	(688,651)	0.09	2,745,652	3.53

3-9

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2010		Change		First Half of Fiscal 2009
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	5,534,812	1.11	(537,492)	(0.14)	6,072,305	1.26
Loans and Bills Discounted	3,413,849	1.41	(148,348)	(0.15)	3,562,198	1.57
Securities	1,635,374	0.65	(384,788)	(0.16)	2,020,163	0.81
Source of Funds	5,452,416	0.39	(570,849)	(0.11)	6,023,265	0.50
Deposits	2,367,426	0.33	(390,759)	(0.14)	2,758,185	0.48
NCDs	798,680	0.17	48,903	(0.20)	749,776	0.37
Debentures	—	—	—	—	—	—
Call Money	557,494	0.14	(175,763)	(0.09)	733,257	0.24
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	352,772	0.21	(164,770)	(0.01)	517,543	0.22

(Domestic Operations)
Use of Funds	5,192,741	1.09	(614,424)	(0.12)	5,807,165	1.22
Loans and Bills Discounted	3,361,656	1.41	(148,131)	(0.15)	3,509,787	1.56
Securities	1,174,349	0.47	(439,215)	(0.17)	1,613,565	0.65
Source of Funds	5,107,092	0.40	(647,107)	(0.10)	5,754,200	0.51
Deposits	2,356,747	0.33	(386,555)	(0.14)	2,743,303	0.48
NCDs	798,680	0.17	48,903	(0.20)	749,776	0.37
Debentures	—	—	—	—	—	—
Call Money	541,877	0.13	(171,160)	(0.08)	713,037	0.21
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	352,732	0.21	(161,721)	(0.00)	514,454	0.21

(International Operations)
Use of Funds	783,026	0.81	131,433	(0.36)	651,593	1.18
Loans and Bills Discounted	52,193	1.60	(216)	(0.43)	52,410	2.03
Securities	461,025	1.08	54,427	(0.38)	406,598	1.46
Source of Funds	786,279	0.29	130,759	(0.18)	655,519	0.47
Deposits	10,678	0.21	(4,203)	(0.32)	14,881	0.54
NCDs	—	—	—	—	—	—
Debentures	—	—	—	—	—	—
Call Money	15,617	0.50	(4,603)	(0.71)	20,220	1.22
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	40	1.17	(3,049)	(0.03)	3,089	1.21

3-10

4. Net Gains/Losses on Securities

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	First Half of Fiscal 2010	Change	First Half of Fiscal 2009
Net Gains (Losses) related to Bonds	126,281	109,926	16,354
Gains on Sales and Others	163,383	109,855	53,527
Losses on Sales and Others	(29,022)	2,786	(31,809)
Impairment (Devaluation)	(3,464)	3,093	(6,558)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(4,615)	(5,809)	1,194

	First Half of Fiscal 2010	Change	First Half of Fiscal 2009
Net Gains (Losses) related to Stocks	(14,935)	(39,040)	24,104
Gains on Sales	26,932	(40,745)	67,678
Losses on Sales	(18,683)	(16,226)	(2,457)
Impairment (Devaluation)	(24,317)	(17,834)	(6,483)
Reversal of (Provision for) Reserve for Possible Losses on Investments	93	5,683	(5,590)
Gains (Losses) on Derivatives other than for Trading	1,038	30,081	(29,043)

*	Figures include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Bank

	First Half of Fiscal 2010	Change	First Half of Fiscal 2009
Net Gains (Losses) related to Bonds	28,872	26,338	2,534
Gains on Sales and Others	40,189	19,166	21,023
Losses on Sales and Others	(7,194)	10,720	(17,915)
Impairment (Devaluation)	(2,875)	(2,875)	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(1,246)	(672)	(573)

	First Half of Fiscal 2010	Change	First Half of Fiscal 2009
Net Gains (Losses) related to Stocks	(6,248)	314	(6,562)
Gains on Sales	2,209	(16,940)	19,150
Losses on Sales	(2,397)	(1,088)	(1,308)
Impairment (Devaluation)	(7,248)	(2,720)	(4,528)
Reversal of (Provision for) Reserve for Possible Losses on Investments	9	26	(16)
Gains (Losses) on Derivatives other than for Trading	1,177	21,037	(19,860)

*	Figures include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

3-11

Mizuho Corporate Bank

	(Millions of yen)
	First Half of Fiscal 2010	Change	First Half of Fiscal 2009
Net Gains (Losses) related to Bonds	89,826	78,772	11,054
Gains on Sales and Others	115,028	85,889	29,139
Losses on Sales and Others	(21,154)	(8,404)	(12,750)
Impairment (Devaluation)	(582)	5,965	(6,548)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(3,464)	(4,678)	1,213

	First Half of Fiscal 2010	Change	First Half of Fiscal 2009
Net Gains (Losses) related to Stocks	(7,782)	(38,327)	30,545
Gains on Sales	21,351	(26,327)	47,678
Losses on Sales	(15,847)	(14,754)	(1,093)
Impairment (Devaluation)	(13,230)	(11,902)	(1,328)
Reversal of (Provision for) Reserve for Possible Losses on Investments	83	5,657	(5,573)
Gains (Losses) on Derivatives other than for Trading	(138)	8,999	(9,138)

*	Figures include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Trust & Banking

	First Half of Fiscal 2010	Change	First Half of Fiscal 2009
Net Gains (Losses) related to Bonds	7,581	4,815	2,765
Gains on Sales and Others	8,165	4,800	3,364
Losses on Sales and Others	(673)	470	(1,144)
Impairment (Devaluation)	(6)	3	(9)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	95	(458)	554

	First Half of Fiscal 2010	Change	First Half of Fiscal 2009
Net Gains (Losses) related to Stocks	(904)	(1,026)	122
Gains on Sales	3,371	2,522	849
Losses on Sales	(438)	(382)	(55)
Impairment (Devaluation)	(3,837)	(3,211)	(626)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	44	(44)

3-12

5. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of September 30, 2010				As of March 31, 2010			As of September 30, 2009
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	43,941,335	96,879	668,632	571,753	275,594	772,825	497,230	206,556	728,668	522,112
Japanese Stocks	2,615,887	86,813	377,325	290,512	340,890	549,344	208,453	322,408	540,826	218,418
Japanese Bonds	31,306,382	118,012	146,096	28,084	74,214	120,978	46,764	84,434	95,900	11,465
Japanese Government Bonds	27,428,839	79,337	81,135	1,798	60,531	69,862	9,331	85,360	88,089	2,729
Other	10,019,066	(107,946)	145,210	253,156	(139,509)	102,502	242,012	(200,285)	91,942	292,228
Foreign Bonds	7,656,056	33,115	92,270	59,154	(28,314)	50,281	78,596	(34,040)	54,114	88,155

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥(5,562) million, ¥7,910 million and ¥46,346 million, which were recognized in the statement of income for September 30, 2010, March 31, 2010 and September 30, 2009, respectively, by applying the fair-value hedge method and others.
As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of September 30, 2010, March 31, 2010 and September 30, 2009 are ¥102,441 million, ¥267,684 million and ¥160,210 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2010, March 31, 2010 and September 30, 2009 are ¥32,505 million, ¥176,931 million and ¥116,406 million, respectively.

(2) Bonds Held to Maturity

(Millions of yen)
	As of September 30, 2010				As of March 31, 2010			As of September 30, 2009
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Bonds Held to Maturity	903,613	12,402	12,402	—	4,033	4,427	394	2,928	2,928	0

Non-Consolidated

(1) Other Securities

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2010				As of March 31, 2010			As of September 30, 2009
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	43,469,758	89,673	656,279	566,605	259,980	744,976	484,996	199,763	703,166	503,402
Japanese Stocks	2,581,284	59,239	363,542	304,302	299,474	519,332	219,857	288,606	515,376	226,770
Japanese Bonds	30,979,408	117,248	145,298	28,050	73,396	120,153	46,757	83,699	95,136	11,436
Japanese Government Bonds	27,195,800	78,559	80,354	1,795	59,744	69,072	9,328	84,636	87,342	2,705
Other	9,909,065	(86,813)	147,438	234,252	(112,891)	105,490	218,381	(172,542)	92,653	265,195
Foreign Bonds	7,596,151	52,894	94,486	41,592	(4,219)	51,782	56,002	(8,751)	54,041	62,793

Mizuho Bank

Other Securities	19,453,324	(636)	178,274	178,910	4,703	162,721	158,018	43,572	180,542	136,969
Japanese Stocks	687,030	(38,483)	67,620	106,103	13,139	96,649	83,509	19,197	102,232	83,035
Japanese Bonds	15,683,681	48,880	73,407	24,526	19,131	51,686	32,554	48,861	56,046	7,184
Japanese Government Bonds	12,942,842	48,080	48,847	767	37,377	40,078	2,700	51,244	51,367	123
Other	3,082,612	(11,033)	37,246	48,280	(27,568)	14,385	41,953	(24,486)	22,263	46,749
Foreign Bonds	1,887,554	6,395	17,242	10,846	(12,454)	1,585	14,040	(3,163)	12,798	15,962

Mizuho Corporate Bank

Other Securities	22,053,422	55,533	416,219	360,686	216,408	512,947	296,538	117,897	452,626	334,729
Japanese Stocks	1,708,673	68,713	253,923	185,210	239,283	364,862	125,578	220,183	353,697	133,513
Japanese Bonds	14,118,319	56,775	60,054	3,279	48,744	60,469	11,724	26,933	30,324	3,390
Japanese Government Bonds	13,116,714	19,207	20,225	1,017	16,229	21,471	5,241	25,824	27,586	1,762
Other	6,226,430	(69,955)	102,241	172,197	(71,619)	87,615	159,235	(129,220)	68,604	197,824
Foreign Bonds	5,314,852	41,077	71,260	30,183	11,695	48,469	36,773	(2,057)	39,900	41,958

Mizuho Trust & Banking

Other Securities	1,963,011	34,777	61,785	27,007	38,868	69,308	30,440	38,292	69,997	31,704
Japanese Stocks	185,580	29,009	41,997	12,988	47,051	57,820	10,769	49,225	59,446	10,221
Japanese Bonds	1,177,408	11,592	11,836	244	5,520	7,998	2,478	7,903	8,765	861
Japanese Government Bonds	1,136,243	11,270	11,281	10	6,137	7,523	1,385	7,567	8,387	820
Other	600,022	(5,824)	7,950	13,774	(13,703)	3,489	17,193	(18,836)	1,785	20,621
Foreign Bonds	393,743	5,420	5,983	562	(3,461)	1,726	5,187	(3,530)	1,342	4,873

*	In addition to “Securities” indicated on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥10,591 million, ¥29,345 million and ¥70,781 million, which were recognized in the statement of income for September 30, 2010, March 31, 2010 and September 30, 2009, respectively, by applying the fair-value hedge method and others.
As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of September 30, 2010, March 31, 2010 and September 30, 2009 are ¥79,082 million, ¥230,635 million and ¥128,981 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2010, March 31, 2010 and September 30, 2009 are as follows:

	(Millions of yen)
	As of September 30, 2010	As of March 31, 2010	As of September 30, 2009
Aggregated Figures	22,076	161,736	104,721
Mizuho Bank	(16,891)	(7,084)	(402)
Mizuho Corporate Bank	12,483	137,595	74,851
Mizuho Trust & Banking	26,484	31,225	30,273

3-13

(2) Bonds Held to Maturity

Aggregated Figures of the 3 Banks

(Millions of yen)
	As of September 30, 2010				As of March 31, 2010			As of September 30, 2009
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	900,697	12,391	12,391	—	4,019	4,413	394	2,914	2,914	—
Mizuho Bank	900,697	12,391	12,391	—	4,019	4,413	394	2,914	2,914	—
Mizuho Corporate Bank	—	—	—	—	—	—	—	—	—	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2010				As of March 31, 2010			As of September 30, 2009
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	426,314	(189,704)	—	189,704	(106,406)	—	106,406	(32,651)	—	32,651
Mizuho Bank	88,274	(34,339)	—	34,339	(26,371)	—	26,371	(23,238)	—	23,238
Mizuho Corporate Bank	338,039	(155,364)	—	155,364	(80,034)	—	80,034	(9,412)	—	9,412
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

Mizuho Financial Group, Inc. (Non-Consolidated)

Investments in Subsidiaries and Affiliates	137,171	108,730	108,730	—	178,808	178,808	—	224,278	224,278	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method and others. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from March 31, 2010	Change from September 30, 2009
Other Securities	102,441	(165,242)	(57,768)	267,684	160,210
Japanese Stocks	86,813	(254,077)	(235,594)	340,890	322,408
Japanese Bonds	118,048	62,094	77,886	55,953	40,161
Japanese Government Bonds	79,372	32,612	33,085	46,759	46,287
Other	(102,419)	26,739	99,940	(129,159)	(202,359)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from March 31, 2010	Change from September 30, 2009
Other Securities	79,082	(151,552)	(49,898)	230,635	128,981
Japanese Stocks	59,239	(240,234)	(229,366)	299,474	288,606
Japanese Bonds	117,283	62,147	77,857	55,135	39,426
Japanese Government Bonds	78,594	32,621	33,031	45,973	45,563
Other	(97,441)	26,534	101,610	(123,975)	(199,051)

3-14

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	Maturity as of September 30, 2010				Change				Maturity as of March 31, 2010
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	14,391.1	13,073.7	3,297.3	1,126.0	(1,455.9)	522.6	1,178.4	(381.0)	15,847.1	12,551.0	2,118.9	1,507.0
Japanese Government Bonds	13,774.3	11,003.2	2,950.5	368.4	(1,566.5)	272.3	1,161.4	(419.3)	15,340.8	10,730.8	1,789.0	787.7
Japanese Local Government Bonds	5.4	139.3	50.5	1.0	(10.3)	45.8	3.9	0.0	15.8	93.4	46.5	0.9
Japanese Corporate Bonds	611.3	1,931.1	296.2	756.5	120.9	204.4	12.9	38.2	490.4	1,726.7	283.2	718.3
Other	1,066.9	4,375.0	1,287.8	2,307.5	(124.0)	248.3	617.5	613.7	1,191.0	4,126.6	670.2	1,693.7

Mizuho Bank

Japanese Bonds	6,506.6	8,096.7	1,328.7	660.4	(2,478.7)	1,194.5	750.9	(299.2)	8,985.4	6,902.2	577.7	959.7
Japanese Government Bonds	5,919.0	6,519.0	1,137.2	268.2	(2,626.8)	970.4	722.9	(313.8)	8,545.9	5,548.5	414.2	582.0
Japanese Local Government Bonds	3.6	128.5	37.8	—	(9.8)	42.3	4.9	—	13.4	86.2	32.9	—
Japanese Corporate Bonds	584.0	1,449.1	153.5	392.2	157.9	181.7	23.0	14.5	426.0	1,267.3	130.5	377.6
Other	94.0	1,335.2	301.5	1,242.4	5.1	322.1	154.9	163.0	88.9	1,013.1	146.6	1,079.3

Mizuho Corporate Bank

Japanese Bonds	7,666.5	4,627.8	1,382.3	441.5	942.1	(813.6)	321.0	(14.8)	6,724.3	5,441.5	1,061.3	456.3
Japanese Government Bonds	7,642.8	4,143.9	1,240.1	89.6	973.0	(844.9)	332.4	(40.1)	6,669.7	4,988.9	907.7	129.8
Japanese Local Government Bonds	0.4	10.3	10.9	1.0	(0.0)	4.4	0.9	0.0	0.4	5.9	9.9	0.9
Japanese Corporate Bonds	23.2	473.4	131.2	350.7	(30.8)	26.8	(12.3)	25.2	54.0	446.6	143.6	325.4
Other	943.9	2,684.4	886.7	1,038.2	(114.7)	(143.0)	443.7	452.5	1,058.7	2,827.4	442.9	585.6

Mizuho Trust & Banking

Japanese Bonds	217.9	349.0	586.2	24.0	80.6	141.7	106.4	(66.9)	137.3	207.3	479.7	90.9
Japanese Government Bonds	212.4	340.1	573.1	10.5	87.2	146.8	106.0	(65.2)	125.1	193.3	467.0	75.8
Japanese Local Government Bonds	1.3	0.3	1.7	—	(0.4)	(0.9)	(1.8)	—	1.8	1.2	3.6	—
Japanese Corporate Bonds	4.1	8.5	11.4	13.5	(6.1)	(4.1)	2.2	(1.6)	10.2	12.7	9.1	15.1
Other	28.9	355.2	99.5	26.8	(14.3)	69.1	18.8	(1.8)	43.3	286.0	80.6	28.6

3-15

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of September 30, 2010				Change				As of March 31, 2010
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	9,486.4	14,225.9	3,633.0	27,345.4	2,797.8	1,673.8	772.2	5,243.9	6,688.6	12,552.0	2,860.8	22,101.4
Receive Float / Pay Fixed	1,167.4	1,938.8	1,634.7	4,741.1	150.8	68.6	130.8	350.4	1,016.6	1,870.1	1,503.9	4,390.7
Receive Float / Pay Float	1.0	154.8	30.0	185.8	0.0	—	—	0.0	0.9	154.8	30.0	185.7
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	10,654.9	16,319.5	5,297.8	32,272.3	2,948.6	1,742.5	903.1	5,594.4	7,706.2	14,576.9	4,394.7	26,677.9

Mizuho Bank

Receive Fixed / Pay Float	7,249.1	5,264.2	327.6	12,841.0	3,202.3	(17.7)	(28.3)	3,156.2	4,046.8	5,282.0	355.9	9,684.7
Receive Float / Pay Fixed	—	—	265.9	265.9	—	—	(121.0)	(121.0)	—	—	386.9	386.9
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	7,249.1	5,264.2	593.5	13,106.9	3,202.3	(17.7)	(149.3)	3,035.2	4,046.8	5,282.0	742.8	10,071.6

Mizuho Corporate Bank

Receive Fixed / Pay Float	2,237.3	8,941.6	3,150.4	14,329.3	(404.4)	1,811.6	685.5	2,092.7	2,641.8	7,129.9	2,464.8	12,236.6
Receive Float / Pay Fixed	1,107.4	1,753.8	1,328.8	4,190.2	190.8	53.6	276.8	521.4	916.6	1,700.1	1,052.0	3,668.8
Receive Float / Pay Float	1.0	154.8	30.0	185.8	0.0	—	—	0.0	0.9	154.8	30.0	185.7
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	3,345.8	10,850.2	4,509.3	18,705.4	(213.6)	1,865.3	962.4	2,614.1	3,559.4	8,984.9	3,546.8	16,091.2

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	20.0	155.0	175.0	—	(120.0)	115.0	(5.0)	—	140.0	40.0	180.0
Receive Float / Pay Fixed	60.0	185.0	40.0	285.0	(40.0)	15.0	(25.0)	(50.0)	100.0	170.0	65.0	335.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	60.0	205.0	195.0	460.0	(40.0)	(105.0)	90.0	(55.0)	100.0	310.0	105.0	515.0

(Reference)

Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2010			Change			As of March 31, 2010
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	927.0	579.9	347.1	75.7	(55.5)	131.2	851.3	635.4	215.8
Mizuho Bank	72.9	54.6	18.2	(44.4)	(33.3)	(11.0)	117.3	88.0	29.2
Mizuho Corporate Bank	785.2	449.5	335.7	113.0	(26.3)	139.3	672.1	475.8	196.3
Mizuho Trust & Banking	68.9	75.7	(6.8)	7.0	4.1	2.9	61.8	71.6	(9.7)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-16

8. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligations

Aggregated Figures of the 3 Banks

			(Millions of yen)
			First Half of Fiscal 2010	Change	First Half of Fiscal 2009
Projected Benefit Obligations (at the beginning of the fiscal year)			1,079,671	(5,394)	1,085,066
Discount Rate (%)	(A	)	2.5	—	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	1,215,125	216,614	998,511
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	371,720	(287,166)	658,887
Amount accumulated (amortized) during the period			(37,034)	9,686	(46,721)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D	)	507,174	(76,684)	583,858
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D	)	—	(11,526)	11,526

Mizuho Bank

Projected Benefit Obligations (at the beginning of the fiscal year)			636,141	(252)	636,393
Discount Rate (%)	(A	)	2.5	—	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	712,361	127,975	584,386
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	238,312	(180,081)	418,393
Amount accumulated (amortized) during the period			(23,818)	6,020	(29,839)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D	)	314,532	(51,853)	366,386
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D	)	—	—	—

Mizuho Corporate Bank

Projected Benefit Obligations (at the beginning of the fiscal year)			323,100	(4,630)	327,730
Discount Rate (%)	(A	)	2.5	—	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	367,882	56,641	311,240
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	98,847	(79,765)	178,613
Amount accumulated (amortized) during the period			(9,093)	2,798	(11,892)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D	)	143,629	(18,493)	162,123
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D	)	—	—	—

Mizuho Trust & Banking

Projected Benefit Obligations (at the beginning of the fiscal year)			120,430	(511)	120,941
Discount Rate (%)	(A	)	2.5	—	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	134,881	31,997	102,884
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	34,560	(27,320)	61,880
Amount accumulated (amortized) during the period			(4,122)	867	(4,989)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D	)	49,011	(6,337)	55,349
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D	)	—	(11,526)	11,526

3-17

Income (Expenses) related to Employee Retirement Benefits

Aggregated Figures of the 3 Banks

	(Millions of yen)
	First Half of Fiscal 2010	Change	First Half of Fiscal 2009
Service Cost	(8,399)	(161)	(8,238)
Interest Cost	(13,495)	67	(13,563)
Expected Return on Plan Assets	18,690	12,390	6,300
Accumulation (Amortization) of Unrecognized Actuarial Differences	(37,034)	9,686	(46,721)
Other	(2,051)	285	(2,337)

Total	(42,291)	22,268	(64,560)

Mizuho Bank

Service Cost	(5,413)	(131)	(5,281)
Interest Cost	(7,951)	3	(7,954)
Expected Return on Plan Assets	9,153	7,493	1,660
Accumulation (Amortization) of Unrecognized Actuarial Differences	(23,818)	6,020	(29,839)
Other	(1,473)	189	(1,662)

Total	(29,503)	13,574	(43,077)

Mizuho Corporate Bank

Service Cost	(1,845)	(3)	(1,841)
Interest Cost	(4,038)	57	(4,096)
Expected Return on Plan Assets	7,225	3,813	3,411
Accumulation (Amortization) of Unrecognized Actuarial Differences	(9,093)	2,798	(11,892)
Other	(430)	106	(537)

Total	(8,183)	6,773	(14,956)

Mizuho Trust & Banking

Service Cost	(1,141)	(25)	(1,115)
Interest Cost	(1,505)	6	(1,511)
Expected Return on Plan Assets	2,311	1,083	1,228
Accumulation (Amortization) of Unrecognized Actuarial Differences	(4,122)	867	(4,989)
Other	(147)	(10)	(137)

Total	(4,604)	1,921	(6,525)

Consolidated

			(Millions of yen)
			First Half of Fiscal 2010	Change	First Half of Fiscal 2009
Projected Benefit Obligations (at the beginning of the fiscal year)	(A	)	1,200,969	44,301	1,156,667
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	1,267,199	268,421	998,778
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	384,665	(295,785)	680,451
Amount accumulated (amortized) during the period			(38,132)	9,967	(48,100)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D	)	485,159	(73,732)	558,891
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D	)	34,263	(2,066)	36,329
Income (Expenses) related to Employee Retirement Benefits			(49,524)	21,786	(71,310)

3-18

9. Capital Adequacy Ratio

Consolidated

Mizuho Financial Group

BIS Standard

	(%, Billions of yen)
	As of September 30, 2010 (Preliminary)	Change from March 31, 2010	As of March 31, 2010
(1) Capital Adequacy Ratio	15.40	1.94	13.46
Tier 1 Capital Ratio	11.78	2.69	9.09
(2) Tier 1 Capital	6,260.1	1,086.6	5,173.4
Common Stock and Preferred Stock	2,181.3	375.8	1,805.5
Capital Surplus	937.6	385.5	552.1
Retained Earnings	1,060.6	205.9	854.6
Less: Treasury Stock	3.1	(1.9)	5.1
Less: Dividends (estimate), etc.	—	(134.9)	134.9
Less: Unrealized Losses on Other Securities	—	—	—
Foreign Currency Translation Adjustments	(100.3)	(7.7)	(92.6)
Minority Interests in Consolidated Subsidiaries	2,279.7	(9.3)	2,289.0
Preferred Securities Issued by Overseas SPCs	1,919.1	(18.7)	1,937.8
Other	(95.6)	(0.4)	(95.1)
(3) Tier 2 Capital	2,262.9	(462.4)	2,725.4
Tier 2 Capital Included as Qualifying Capital	2,262.9	(462.4)	2,725.4
45% of Unrealized Gains on Other Securities	48.4	(74.1)	122.6
45% of Revaluation Reserve for Land	106.4	(0.3)	106.7
General Reserve for Possible Losses on Loans, etc.	4.5	(0.8)	5.4
Debt Capital, etc.	2,103.4	(387.0)	2,490.5
Perpetual Subordinated Debt and Other Debt Capital	366.0	(220.3)	586.3
Dated Subordinated Debt and Redeemable Preferred Stock	1,737.4	(166.7)	1,904.2
(4) Deductions for Total Risk-based Capital	342.4	101.5	240.8
(5) Total Risk-based Capital (2)+(3)-(4)	8,180.7	522.6	7,658.0
(6) Risk-weighted Assets	53,121.1	(3,742.0)	56,863.2
Credit Risk Assets	48,297.1	(3,611.6)	51,908.7
On-balance-sheet Items	39,658.3	(3,137.9)	42,796.2
Off-balance-sheet Items	8,638.7	(473.6)	9,112.4
Market Risk Equivalent Assets	1,335.3	37.3	1,297.9
Operational Risk Equivalent Assets	3,488.7	(167.7)	3,656.5
Adjusted Floor Amount	—	—	—

(Reference)
Prime Capital Ratio *	8.10	2.48	5.62

*	Prime Capital (Tier1 Capital (2) - preferred securities - preferred stock (excluding mandatory convertible preferred stock)) divided by Risk-weighted Assets (6)

3-19

Mizuho Bank

Domestic Standard

	(%, Billions of yen)
	As of September 30, 2010 (Preliminary)	Change from March 31, 2010	As of March 31, 2010
(1) Capital Adequacy Ratio	13.01	0.13	12.88
Tier 1 Capital Ratio	8.40	0.66	7.74
(2) Tier 1 Capital	1,972.8	106.5	1,866.2
(3) Tier 2 Capital	1,174.0	(132.4)	1,306.5
(4) Deductions for Total Risk-based Capital	90.5	22.2	68.2
(5) Total Risk-based Capital (2)+(3)-(4)	3,056.4	(48.1)	3,104.6
(6) Risk-weighted Assets	23,482.6	(616.6)	24,099.2

Mizuho Corporate Bank

BIS Standard

(1) Capital Adequacy Ratio	17.15	1.15	16.00
Tier 1 Capital Ratio	14.38	1.81	12.57
(2) Tier 1 Capital	4,128.3	214.0	3,914.2
(3) Tier 2 Capital	926.9	(312.3)	1,239.3
(4) Deductions for Total Risk-based Capital	134.1	(36.1)	170.3
(5) Total Risk-based Capital (2)+(3)-(4)	4,921.1	(62.1)	4,983.2
(6) Risk-weighted Assets	28,694.0	(2,434.7)	31,128.7

Mizuho Trust & Banking

BIS Standard

(1) Capital Adequacy Ratio	16.88	1.15	15.73
Tier 1 Capital Ratio	11.21	1.14	10.07
(2) Tier 1 Capital	291.0	10.0	280.9
(3) Tier 2 Capital	155.2	(8.5)	163.7
(4) Deductions for Total Risk-based Capital	8.0	2.2	5.7
(5) Total Risk-based Capital (2)+(3)-(4)	438.2	(0.7)	438.9
(6) Risk-weighted Assets	2,594.9	(194.9)	2,789.9

(Reference)

Mizuho Bank

BIS Standard

(1) Capital Adequacy Ratio	12.91	0.08	12.83
Tier 1 Capital Ratio	8.32	0.63	7.69
(2) Tier 1 Capital	1,962.1	95.8	1,866.2
(3) Tier 2 Capital	1,174.0	(139.9)	1,314.0
(4) Deductions for Total Risk-based Capital	90.8	22.2	68.5
(5) Total Risk-based Capital (2)+(3)-(4)	3,045.4	(66.3)	3,111.7
(6) Risk-weighted Assets	23,583.4	(656.1)	24,239.6

3-20

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of September 30, 2010						As of March 31, 2010		As of September 30, 2009
		%	Change from March 31, 2010%		Change from September 30, 2009%			%		%
Loans to Bankrupt Obligors	68,232	0.10	(8,645)	(0.01)	(33,801)	(0.04)	76,877	0.12	102,033	0.15
Non-Accrual Delinquent Loans	722,387	1.16	(18,368)	(0.02)	(112,538)	(0.13)	740,756	1.19	834,926	1.29
Loans Past Due for 3 Months or More	27,940	0.04	17,745	0.02	9,566	0.01	10,195	0.01	18,373	0.02
Restructured Loans	510,031	0.82	34,972	0.05	81,366	0.15	475,058	0.76	428,664	0.66
Total	1,328,591	2.14	25,703	0.04	(55,406)	(0.01)	1,302,887	2.09	1,383,997	2.15

Total Loans	62,069,897	100.00	(94,682)		(2,197,386)		62,164,579	100.00	64,267,283	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	422,437		(65,643)		(76,472)		488,081		498,910
Trust Account
	As of September 30, 2010						As of March 31, 2010		As of September 30, 2009
		%	Change from March 31, 2010%		Change from September 30, 2009%			%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,104	11.20	(8)	0.52	(17)	1.15	3,113	10.68	3,122	10.05
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—
Total	3,104	11.20	(8)	0.52	(17)	1.15	3,113	10.68	3,122	10.05
Total Loans	27,701	100.00	(1,437)		(3,350)		29,138	100.00	31,051	100.00
Consolidated + Trust Account
	As of September 30, 2010						As of March 31, 2010		As of September 30, 2009
		%	Change from March 31, 2010%		Change from September 30, 2009%			%		%
Loans to Bankrupt Obligors	68,232	0.10	(8,645)	(0.01)	(33,801)	(0.04)	76,877	0.12	102,033	0.15
Non-Accrual Delinquent Loans	725,492	1.16	(18,377)	(0.02)	(112,556)	(0.13)	743,869	1.19	838,048	1.30
Loans Past Due for 3 Months or More	27,940	0.04	17,745	0.02	9,566	0.01	10,195	0.01	18,373	0.02
Restructured Loans	510,031	0.82	34,972	0.05	81,366	0.15	475,058	0.76	428,664	0.66
Total	1,331,696	2.14	25,694	0.04	(55,423)	(0.01)	1,306,001	2.09	1,387,120	2.15
Total Loans	62,097,598	100.00	(96,119)		(2,200,737)		62,193,718	100.00	64,298,335	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-21

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of September 30, 2010						As of March 31, 2010		As of September 30, 2009
		%	Change from March 31, 2010%		Change from September 30, 2009%			%		%
Loans to Bankrupt Obligors	65,581	0.10	(8,964)	(0.01)	(33,468)	(0.04)	74,546	0.11	99,050	0.15
Non-Accrual Delinquent Loans	711,365	1.14	(17,881)	(0.02)	(106,647)	(0.12)	729,247	1.17	818,012	1.27
Loans Past Due for 3 Months or More	27,940	0.04	17,745	0.02	9,566	0.01	10,195	0.01	18,373	0.02
Restructured Loans	417,131	0.67	(2,358)	(0.00)	17,050	0.04	419,490	0.67	400,081	0.62
Total	1,222,019	1.96	(11,458)	(0.01)	(113,498)	(0.10)	1,233,478	1.97	1,335,518	2.07

Total Loans	62,071,613	100.00	(238,743)		(2,235,095)		62,310,356	100.00	64,306,708	100.00
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	388,609		(64,836)		(70,520)		453,446		459,130
Mizuho Bank
Loans to Bankrupt Obligors	40,067	0.12	(10,019)	(0.03)	(28,073)	(0.08)	50,087	0.15	68,141	0.20
Non-Accrual Delinquent Loans	504,432	1.51	(2,573)	(0.04)	(6,863)	(0.01)	507,005	1.56	511,295	1.53
Loans Past Due for 3 Months or More	27,266	0.08	18,132	0.05	9,531	0.02	9,134	0.02	17,735	0.05
Restructured Loans	250,696	0.75	3,100	(0.00)	18,142	0.05	247,596	0.76	232,554	0.69
Total	822,464	2.47	8,639	(0.03)	(7,263)	(0.01)	813,824	2.50	829,727	2.49

Total Loans	33,279,008	100.00	811,361		(26,970)		32,467,647	100.00	33,305,979	100.00
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	236,979		(38,579)		(48,027)		275,559		285,007
Mizuho Corporate Bank
Loans to Bankrupt Obligors	21,874	0.08	1,091	0.00	1,045	0.00	20,782	0.07	20,828	0.07
Non-Accrual Delinquent Loans	169,587	0.66	(21,627)	(0.05)	(100,077)	(0.31)	191,215	0.72	269,665	0.98
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	150,798	0.59	(8,158)	(0.01)	2,287	0.05	158,957	0.60	148,511	0.54
Total	342,261	1.34	(28,694)	(0.06)	(96,744)	(0.25)	370,955	1.40	439,005	1.60

Total Loans	25,426,700	100.00	(928,949)		(1,926,220)		26,355,649	100.00	27,352,921	100.00
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	134,776		(24,065)		(17,574)		158,841		152,351
Mizuho Trust & Banking
(Banking Account)
Loans to Bankrupt Obligors	3,639	0.10	(36)	0.00	(6,440)	(0.16)	3,675	0.10	10,079	0.27
Non-Accrual Delinquent Loans	34,240	1.02	6,328	0.21	311	0.08	27,912	0.80	33,929	0.93
Loans Past Due for 3 Months or More	673	0.02	(386)	(0.01)	35	0.00	1,060	0.03	638	0.01
Restructured Loans	15,636	0.46	2,699	0.09	(3,379)	(0.05)	12,936	0.37	19,015	0.52
Total	54,190	1.62	8,604	0.30	(9,473)	(0.13)	45,585	1.31	63,663	1.76

Total Loans	3,338,203	100.00	(119,718)		(278,552)		3,457,921	100.00	3,616,756	100.00
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	16,853		(2,192)		(4,918)		19,045		21,771
(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,104	11.20	(8)	0.52	(17)	1.15	3,113	10.68	3,122	10.05
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—
Total	3,104	11.20	(8)	0.52	(17)	1.15	3,113	10.68	3,122	10.05

Total Loans	27,701	100.00	(1,437)		(3,350)		29,138	100.00	31,051	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-22

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
		Change from March 31, 2010	Change from September 30, 2009
Reserves for Possible Losses on Loans	843,664	(43,408)	(98,398)	887,073	942,063
General Reserve for Possible Losses on Loans	533,299	(30,543)	(51,265)	563,843	584,565
Specific Reserve for Possible Losses on Loans	310,355	(12,685)	(46,726)	323,040	357,082
Reserve for Possible Losses on Loans to Restructuring Countries	9	(179)	(406)	188	415
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	497,241	(71,162)	(80,703)	568,404	577,944
Non-Consolidated
Aggregated Figures of the 3 Banks
	(Millions of yen)
	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
		Change from March 31, 2010	Change from September 30, 2009
Reserves for Possible Losses on Loans	721,634	(53,894)	(116,020)	775,529	837,655
General Reserve for Possible Losses on Loans	496,588	(35,029)	(57,137)	531,617	553,725
Specific Reserve for Possible Losses on Loans	225,037	(18,685)	(58,477)	243,723	283,514
Reserve for Possible Losses on Loans to Restructuring Countries	9	(179)	(406)	188	415
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	462,454	(70,011)	(73,949)	532,465	536,404
Mizuho Bank
Reserves for Possible Losses on Loans	415,501	(25,386)	(49,439)	440,887	464,940
General Reserve for Possible Losses on Loans	303,052	(16,341)	(29,332)	319,394	332,385
Specific Reserve for Possible Losses on Loans	112,448	(9,044)	(20,106)	121,493	132,555
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—	—	—
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	294,016	(42,263)	(51,360)	336,280	345,376
Mizuho Corporate Bank
Reserves for Possible Losses on Loans	284,231	(27,519)	(61,335)	311,750	345,566
General Reserve for Possible Losses on Loans	175,670	(18,183)	(26,676)	193,853	202,347
Specific Reserve for Possible Losses on Loans	108,551	(9,156)	(34,253)	117,708	142,804
Reserve for Possible Losses on Loans to Restructuring Countries	9	(178)	(406)	188	415
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	146,706	(25,432)	(19,006)	172,139	165,713
Mizuho Trust & Banking
Reserves for Possible Losses on Loans	21,902	(989)	(5,245)	22,891	27,148
General Reserve for Possible Losses on Loans	17,865	(504)	(1,128)	18,370	18,993
Specific Reserve for Possible Losses on Loans	4,037	(484)	(4,117)	4,521	8,154
Reserve for Possible Losses on Loans to Restructuring Countries	0	(0)	0	0	0
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	21,731	(2,315)	(3,582)	24,046	25,313

*	Reserve for Indemnification of Impairment and Reserve for Possible Losses on Entrusted Loans (¥211 million, ¥269 million and ¥336 million for September 30, 2010, March 31, 2010 and September 30, 2009, respectively) are not included in the above figures for Trust Account.

3-23

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
		Change from March 31, 2010	Change from September 30, 2009
Mizuho Financial Group	63.50	(4.58)	(4.56)	68.08	68.06

*	Above figures are presented net of partial direct write-offs.

Non-Consolidated

	(%)
	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
		Change from March 31, 2010	Change from September 30, 2009
Total	59.20	(3.82)	(3.66)	63.03	62.86
Mizuho Bank	50.51	(3.65)	(5.51)	54.17	56.03
Mizuho Corporate Bank	83.04	(0.99)	4.32	84.03	78.71
Mizuho Trust & Banking (Banking Account)	40.41	(9.79)	(2.22)	50.21	42.64

*	Above figures are presented net of partial direct write-offs.

3-24

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Millions of yen)
	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
		Change from March 31, 2010	Change from September 30, 2009
Claims against Bankrupt and Substantially Bankrupt Obligors	259,285	(13,826)	(38,688)	273,112	297,974
Claims with Collection Risk	616,730	(17,065)	(122,722)	633,795	739,453
Claims for Special Attention	538,070	52,698	90,804	485,371	447,265
Total	1,414,086	21,806	(70,607)	1,392,279	1,484,693
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	491,988	(70,893)	(81,613)	562,881	573,602
Trust Account
	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
		Change from March 31, 2010	Change from September 30, 2009
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3,104	(8)	(17)	3,113	3,122
Claims for Special Attention	—	—	—	—	—
Total	3,104	(8)	(17)	3,113	3,122
Consolidated + Trust Account
	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
		Change from March 31, 2010	Change from September 30, 2009
Claims against Bankrupt and Substantially Bankrupt Obligors	259,285	(13,826)	(38,688)	273,112	297,974
Claims with Collection Risk	619,835	(17,074)	(122,740)	636,909	742,575
Claims for Special Attention	538,070	52,698	90,804	485,371	447,265
Total	1,417,190	21,797	(70,624)	1,395,393	1,487,815

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-25

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Millions of yen, %)
	As of September 30, 2010						As of March 31, 2010		As of September 30, 2009
		%	Change from March 31, 2010%		Change from September 30, 2009%			%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	245,813	0.35	(12,285)	(0.01)	(32,945)	(0.03)	258,098	0.37	278,758	0.39
Claims with Collection Risk	611,095	0.89	(20,937)	(0.02)	(122,672)	(0.13)	632,032	0.91	733,767	1.03
Claims for Special Attention	445,170	0.65	15,367	0.02	26,488	0.06	429,802	0.62	418,682	0.58
Sub-total	1,302,079	1.90	(17,855)	(0.00)	(129,129)	(0.10)	1,319,934	1.91	1,431,208	2.01
Normal Claims	66,983,611	98.09	(629,798)	0.00	(2,577,633)	0.10	67,613,410	98.08	69,561,244	97.98
Total	68,285,691	100.00	(647,653)		(2,706,762)		68,933,345	100.00	70,992,453	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	457,754		(69,879)		(75,166)		527,633		532,921

Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	180,577	0.50	(9,209)	(0.03)	(19,538)	(0.05)	189,787	0.54	200,115	0.56
Claims with Collection Risk	398,359	1.12	(4,872)	(0.03)	(21,946)	(0.05)	403,232	1.15	420,305	1.17
Claims for Special Attention	277,963	0.78	21,232	0.04	27,673	0.08	256,730	0.73	250,289	0.70
Sub-total	856,900	2.41	7,150	(0.02)	(13,810)	(0.02)	849,750	2.44	870,711	2.44
Normal Claims	34,637,445	97.58	719,545	0.02	(161,930)	0.02	33,917,899	97.55	34,799,375	97.55
Total	35,494,345	100.00	726,696		(175,741)		34,767,649	100.00	35,670,087	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	294,016		(42,263)		(51,250)		336,280		345,267

Mizuho Corporate Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	30,886	0.10	1,450	0.00	(3,000)	(0.00)	29,436	0.09	33,887	0.10
Claims with Collection Risk	178,530	0.60	(26,636)	(0.06)	(104,609)	(0.28)	205,166	0.67	283,139	0.89
Claims for Special Attention	150,798	0.51	(8,158)	(0.00)	2,287	0.04	158,957	0.52	148,511	0.47
Sub-total	360,215	1.22	(33,344)	(0.05)	(105,322)	(0.24)	393,560	1.28	465,538	1.47
Normal Claims	28,953,926	98.77	(1,218,363)	0.05	(2,143,950)	0.24	30,172,289	98.71	31,097,877	98.52
Total	29,314,141	100.00	(1,251,707)		(2,249,273)		30,565,849	100.00	31,563,415	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	146,706		(25,422)		(18,996)		172,129		165,703

Mizuho Trust & Banking (Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	34,349	0.99	(4,525)	(0.09)	(10,406)	(0.20)	38,875	1.08	44,755	1.20
Claims with Collection Risk	31,100	0.90	10,580	0.32	3,900	0.17	20,520	0.57	27,199	0.72
Claims for Special Attention	16,408	0.47	2,292	0.08	(3,472)	(0.05)	14,115	0.39	19,880	0.53
Sub-total	81,858	2.37	8,347	0.31	(9,978)	(0.09)	73,511	2.05	91,836	2.46
Normal Claims	3,367,643	97.62	(129,552)	(0.31)	(268,418)	0.09	3,497,196	97.94	3,636,062	97.53
Total	3,449,502	100.00	(121,205)		(278,396)		3,570,707	100.00	3,727,899	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	17,031		(2,192)		(4,919)		19,224		21,950

(Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Claims with Collection Risk	3,104	11.20	(8)	0.52	(17)	1.15	3,113	10.68	3,122	10.05
Claims for Special Attention	—	—	—	—	—	—	—	—	—	—
Sub-total	3,104	11.20	(8)	0.52	(17)	1.15	3,113	10.68	3,122	10.05
Normal Claims	24,596	88.79	(1,428)	(0.52)	(3,333)	(1.15)	26,025	89.31	27,929	89.94
Total	27,701	100.00	(1,437)		(3,350)		29,138	100.00	31,051	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-26

5. Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
		Change from March 31, 2010	Change from September 30, 2009
Claims against Bankrupt and Substantially Bankrupt Obligors	245.8	(12.2)	(32.9)	258.0	278.7
Collateral, Guarantees, and equivalent	222.5	(12.8)	(28.8)	235.3	251.3
Reserve for Possible Losses	23.2	0.5	(4.1)	22.7	27.4
Claims with Collection Risk	607.9	(20.9)	(122.6)	628.9	730.6
Collateral, Guarantees, and equivalent	315.1	2.0	(14.4)	313.1	329.6
Reserve for Possible Losses	209.1	(18.4)	(52.2)	227.6	261.4
Claims for Special Attention	445.1	15.3	26.4	429.8	418.6
Collateral, Guarantees, and equivalent	106.8	(7.3)	2.3	114.1	104.4
Reserve for Possible Losses	103.6	1.0	4.7	102.6	98.8
Total	1,298.9	(17.8)	(129.1)	1,316.8	1,428.0
Collateral, Guarantees, and equivalent	644.4	(18.1)	(40.8)	662.6	685.3
Reserve for Possible Losses	336.1	(16.8)	(51.6)	353.0	387.7
Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	180.5	(9.2)	(19.5)	189.7	200.1
Collateral, Guarantees, and equivalent	174.2	(9.0)	(17.7)	183.2	191.9
Reserve for Possible Losses	6.3	(0.1)	(1.8)	6.5	8.1
Claims with Collection Risk	398.3	(4.8)	(21.9)	403.2	420.3
Collateral, Guarantees, and equivalent	235.5	2.7	8.9	232.7	226.6
Reserve for Possible Losses	106.0	(8.9)	(18.2)	114.9	124.3
Claims for Special Attention	277.9	21.2	27.6	256.7	250.2
Collateral, Guarantees, and equivalent	76.9	2.2	4.9	74.6	72.0
Reserve for Possible Losses	62.4	1.1	1.5	61.2	60.8
Total	856.9	7.1	(13.8)	849.7	870.7
Collateral, Guarantees, and equivalent	486.6	(4.0)	(3.9)	490.7	490.5
Reserve for Possible Losses	174.8	(7.9)	(18.5)	182.7	193.3
Mizuho Corporate Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	30.8	1.4	(3.0)	29.4	33.8
Collateral, Guarantees, and equivalent	26.1	0.6	(2.1)	25.4	28.2
Reserve for Possible Losses	4.7	0.8	(0.8)	3.9	5.6
Claims with Collection Risk	178.5	(26.6)	(104.6)	205.1	283.1
Collateral, Guarantees, and equivalent	54.6	(11.9)	(30.5)	66.5	85.2
Reserve for Possible Losses	99.4	(9.1)	(31.6)	108.5	131.0
Claims for Special Attention	150.7	(8.1)	2.2	158.9	148.5
Collateral, Guarantees, and equivalent	24.8	(9.5)	0.7	34.4	24.1
Reserve for Possible Losses	38.6	(0.5)	4.0	39.1	34.6
Total	360.2	(33.3)	(105.3)	393.5	465.5
Collateral, Guarantees, and equivalent	105.6	(20.9)	(31.8)	126.5	137.5
Reserve for Possible Losses	142.8	(8.8)	(28.4)	151.6	171.3
Mizuho Trust & Banking (Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	34.3	(4.5)	(10.4)	38.8	44.7
Collateral, Guarantees, and equivalent	22.2	(4.4)	(8.9)	26.6	31.1
Reserve for Possible Losses	12.1	(0.1)	(1.4)	12.2	13.5
Claims with Collection Risk	31.1	10.5	3.9	20.5	27.1
Collateral, Guarantees, and equivalent	24.9	11.2	7.1	13.7	17.7
Reserve for Possible Losses	3.6	(0.4)	(2.3)	4.0	6.0
Claims for Special Attention	16.4	2.2	(3.4)	14.1	19.8
Collateral, Guarantees, and equivalent	4.9	0.0	(3.3)	4.9	8.2
Reserve for Possible Losses	2.6	0.3	(0.7)	2.2	3.4
Total	81.8	8.3	(9.9)	73.5	91.8
Collateral, Guarantees, and equivalent	52.1	6.8	(5.0)	45.3	57.2
Reserve for Possible Losses	18.4	(0.1)	(4.5)	18.5	23.0
(Reference) Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—
Claims with Collection Risk	3.1	(0.0)	(0.0)	3.1	3.1
Collateral, Guarantees, and equivalent	3.1	(0.0)	(0.0)	3.1	3.1
Claims for Special Attention	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—
Total	3.1	(0.0)	(0.0)	3.1	3.1
Collateral, Guarantees, and equivalent	3.1	(0.0)	(0.0)	3.1	3.1

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-27

(2) Coverage Ratio

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
		Change from March 31, 2010	Change from September 30, 2009
Coverage Amount	980.6	(35.0)	(92.5)	1,015.6	1,073.1
Reserves for Possible Losses on Loans	336.1	(16.8)	(51.6)	353.0	387.7
Collateral, Guarantees, and equivalent	644.4	(18.1)	(40.8)	662.6	685.3

	(%)
Coverage Ratio	75.5	(1.6)	0.3	77.1	75.1
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	86.2	0.2	5.3	85.9	80.8
Claims for Special Attention	47.2	(3.1)	(1.2)	50.4	48.5
Claims against Special Attention Obligors	49.5	(3.4)	(0.5)	52.9	50.0

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	71.4	(0.6)	6.2	72.0	65.1
Claims for Special Attention	30.6	(1.8)	(0.8)	32.5	31.4
Claims against Special Attention Obligors	32.0	(2.1)	(1.0)	34.1	33.0

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	23.76	(0.65)	(0.88)	24.41	24.64
Claims against Watch Obligors excluding Special Attention Obligors	4.18	(0.41)	(0.55)	4.60	4.74
Claims against Normal Obligors	0.22	0.00	(0.00)	0.21	0.23

Mizuho Bank

	(Billions of yen)
Coverage Amount	661.4	(11.9)	(22.4)	673.4	683.9
Reserves for Possible Losses on Loans	174.8	(7.9)	(18.5)	182.7	193.3
Collateral, Guarantees, and equivalent	486.6	(4.0)	(3.9)	490.7	490.5

	(%)
Coverage Ratio	77.1	(2.0)	(1.3)	79.2	78.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	85.7	(0.4)	2.2	86.2	83.4
Claims for Special Attention	50.1	(2.8)	(2.9)	52.9	53.0
Claims against Special Attention Obligors	52.2	(3.2)	(1.5)	55.5	53.8

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	65.1	(2.3)	0.9	67.4	64.1
Claims for Special Attention	31.0	(2.5)	(3.0)	33.6	34.1
Claims against Special Attention Obligors	31.7	(2.9)	(2.6)	34.6	34.3

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	22.15	(1.45)	(2.02)	23.60	24.17
Claims against Watch Obligors excluding Special Attention Obligors	4.13	(0.51)	(0.80)	4.65	4.94
Claims against Normal Obligors	0.26	0.00	(0.01)	0.25	0.27

Mizuho Corporate Bank

	(Billions of yen)
Coverage Amount	248.5	(29.7)	(60.3)	278.2	308.8
Reserves for Possible Losses on Loans	142.8	(8.8)	(28.4)	151.6	171.3
Collateral, Guarantees, and equivalent	105.6	(20.9)	(31.8)	126.5	137.5

	(%)
Coverage Ratio	68.9	(1.7)	2.6	70.6	66.3
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	86.3	0.9	9.9	85.3	76.3
Claims for Special Attention	42.1	(4.2)	2.5	46.3	39.5
Claims against Special Attention Obligors	45.9	(3.7)	2.2	49.6	43.7

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	80.2	1.9	14.0	78.3	66.2
Claims for Special Attention	30.6	(0.7)	2.8	31.4	27.8
Claims against Special Attention Obligors	33.6	(0.9)	1.8	34.5	31.8

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	27.43	0.84	1.17	26.59	26.26
Claims against Watch Obligors excluding Special Attention Obligors	4.25	(0.25)	(0.19)	4.51	4.45
Claims against Normal Obligors	0.18	0.00	(0.00)	0.17	0.18

3-28

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
		Change from March 31, 2010	Change from September 30, 2009
Coverage Amount	70.6	6.6	(9.6)	63.9	80.3
Reserves for Possible Losses on Loans	18.4	(0.1)	(4.5)	18.5	23.0
Collateral, Guarantees, and equivalent	52.1	6.8	(5.0)	45.3	57.2

	(%)
Coverage Ratio	86.3	(0.7)	(1.1)	87.0	87.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	92.1	5.2	4.5	86.9	87.6
Claims for Special Attention	46.5	(4.7)	(12.4)	51.3	59.0
Claims against Special Attention Obligors	42.3	(2.5)	(10.7)	44.8	53.0

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	60.1	(0.2)	(4.0)	60.4	64.1
Claims for Special Attention	23.2	(1.6)	(6.4)	24.8	29.6
Claims against Special Attention Obligors	22.1	(0.8)	(4.8)	22.9	27.0

(Reference) Reserve Ratio
	(%)
Claims against Special Attention Obligors	16.36	(0.01)	(1.00)	16.38	17.37
Claims against Watch Obligors excluding Special Attention Obligors	4.33	(0.37)	(0.25)	4.71	4.58
Claims against Normal Obligors	0.23	0.02	0.01	0.21	0.21

3-29

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account)

Notes:	1. Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents the amount of claims other than loans included in Disclosed Claims under the FRL.

3-30

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRL)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2007		Fiscal 2008		Fiscal 2009		Fiscal 2010
	Up to First Half of Fiscal 2007	As of March 31, 2008	As of September 30, 2008	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010	As of September 30, 2010
							Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures of the 3 Banks	Change from March 31, 2010

Claims against Bankrupt and Substantially Bankrupt Obligors	2,460.1	102.5	88.5	80.0	71.4	68.3	32.8	6.0	27.8	66.6	(1.7)
Claims with Collection Risk	8,346.0	213.3	162.8	132.8	110.6	94.0	67.7	7.2	4.5	79.6	(14.4)
Amount Categorized as above up to First Half of Fiscal 2007	10,806.2	315.8	251.4	212.9	182.1	162.4	100.6	13.2	32.3	146.2	(16.1)
of which the amount which was in the process of being removed from the balance sheet	1,091.7	58.7	47.4	38.8	34.4	29.9	24.9	4.4	0.1	29.6	(0.3)
Claims against Bankrupt and Substantially Bankrupt Obligors		34.7	36.2	34.3	30.5	18.4	11.9	3.0	0.0	15.0	(3.4)
Claims with Collection Risk		162.1	82.1	42.8	27.8	19.4	15.9	0.6	0.4	17.0	(2.4)
Amount Newly Categorized as above during the Second Half of Fiscal 2007		196.9	118.3	77.1	58.3	37.8	27.8	3.6	0.5	32.0	(5.8)
of which the amount which was in the process of being removed from the balance sheet		31.2	31.1	31.5	26.9	16.4	9.9	3.0	0.0	13.1	(3.3)
Claims against Bankrupt and Substantially Bankrupt Obligors			80.4	67.5	50.7	36.8	28.2	—	0.6	28.8	(7.9)
Claims with Collection Risk			189.7	85.3	65.0	34.3	20.3	0.0	0.6	21.0	(13.2)
Amount Newly Categorized as above during the First Half of Fiscal 2008			270.1	152.9	115.8	71.2	48.6	0.0	1.2	49.9	(21.2)
of which the amount which was in the process of being removed from the balance sheet			75.7	61.3	44.8	30.1	25.6	—	0.6	26.2	(3.8)
Claims against Bankrupt and Substantially Bankrupt Obligors				126.8	82.2	61.9	32.1	12.9	1.0	46.2	(15.7)
Claims with Collection Risk				336.9	184.7	100.0	47.1	13.1	1.7	62.1	(37.8)
Amount Newly Categorized as above during the Second Half of Fiscal 2008				463.8	267.0	161.9	79.3	26.1	2.8	108.3	(53.6)
of which the amount which was in the process of being removed from the balance sheet				96.5	72.6	55.7	29.3	10.3	1.0	40.7	(14.9)
Claims against Bankrupt and Substantially Bankrupt Obligors					43.6	36.6	22.8	7.2	2.1	32.2	(4.4)
Claims with Collection Risk					345.3	210.7	51.4	111.7	2.8	166.0	(44.6)
Amount Newly Categorized as above during the First Half of Fiscal 2009					389.0	247.4	74.2	119.0	5.0	198.3	(49.0)
of which the amount which was in the process of being removed from the balance sheet					39.2	31.5	21.6	5.1	2.1	28.9	(2.5)
Claims against Bankrupt and Substantially Bankrupt Obligors						35.7	22.2	1.2	1.3	24.8	(10.8)
Claims with Collection Risk						173.4	87.3	28.1	9.0	124.4	(48.9)
Amount Newly Categorized as above during the Second Half of Fiscal 2009						209.1	109.5	29.3	10.4	149.3	(59.8)
of which the amount which was in the process of being removed from the balance sheet						32.0	20.5	0.1	1.3	21.9	(10.0)
Claims against Bankrupt and Substantially Bankrupt Obligors							30.3	0.3	1.2	31.9	31.9
Claims with Collection Risk							108.3	17.5	14.8	140.6	140.6
Amount Newly Categorized as above during the First Half of Fiscal 2010							138.6	17.8	16.0	172.5	172.5
of which the amount which was in the process of being removed from the balance sheet							27.5	—	1.2	28.8	28.8
Claims against Bankrupt and Substantially Bankrupt Obligors		137.3	205.3	308.7	278.7	258.0	180.5	30.8	34.3	245.8	(12.2)
Claims with Collection Risk		375.5	434.7	598.0	733.7	632.0	398.3	178.5	34.2	611.0	(20.9)
Total		512.8	640.0	906.8	1,012.5	890.1	578.9	209.4	68.5	856.9	(33.2)
of which the amount which was in the process of being removed from the balance sheet		89.9	154.3	228.3	218.1	195.8	159.7	23.0	6.7	189.4	(6.4)

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	Bold denotes newly categorized amounts.

(2) Progress in Removal of NPLs from the Balance Sheet (Accumulated Removal Amount and Removal Ratio)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)			(%)	(%)
	Amount Newly Categorized	Balance as of September 30, 2010	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio*
Up to First Half of Fiscal 2007	10,806.2	146.2	10,659.9	98.6	98.9
Second Half of Fiscal 2007	196.9	32.0	164.9	83.7	90.3
First Half of Fiscal 2008	270.1	49.9	220.2	81.5	91.2
Second Half of Fiscal 2008	463.8	108.3	355.4	76.6	85.4
First Half of Fiscal 2009	389.0	198.3	190.7	49.0	56.4
Second Half of Fiscal 2009	209.1	149.3	59.8	28.6	39.1
First Half of Fiscal 2010	172.5	172.5
Total	12,507.9	856.9	11,651.0

*	Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

3-31

(3) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2010

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Newly Categorized						Amount Removed from B/S in the First Half of Fiscal 2010
	Fiscal 2007		Fiscal 2008		Fiscal 2009
	Up to First Half	Second Half	First Half	Second Half	First Half	Second Half
Liquidation	(4.2)	(1.9)	(1.7)	(8.4)	(2.8)	(0.0)	(19.2)
Restructuring	—	—	(1.3)	(11.1)	—	(0.2)	(12.8)
Improvement in Business Performance due to Restructuring	—	—	(0.0)	—	(0.0)	(0.0)	(0.1)
Loan Sales	(8.0)	(5.2)	(12.6)	(15.0)	(17.9)	(13.3)	(72.3)
Direct Write-off	16.4	5.3	14.0	25.5	10.9	(4.0)	68.2
Other	(20.2)	(3.9)	(19.4)	(44.5)	(39.1)	(41.9)	(169.3)
Debt recovery	(12.0)	(1.8)	(13.9)	(25.6)	(29.7)	(26.4)	(109.7)
Improvement in Business Performance	(8.1)	(2.1)	(5.4)	(18.9)	(9.4)	(15.5)	(59.6)
Total	(16.1)	(5.8)	(21.2)	(53.6)	(49.0)	(59.8)	(205.8)

Mizuho Bank
Liquidation	(3.9)	(1.9)	(1.7)	(7.4)	(1.3)	(0.0)	(16.5)
Restructuring	—	—	(1.2)	(8.5)	—	(0.2)	(10.0)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(8.0)	(5.2)	(11.7)	(13.7)	(2.1)	(0.1)	(41.1)
Direct Write-off	10.6	5.2	12.2	19.3	(4.9)	(4.1)	38.3
Other	(15.2)	(3.0)	(15.0)	(30.0)	(26.2)	(33.7)	(123.3)
Debt recovery	(7.0)	(1.3)	(9.6)	(20.3)	(17.0)	(18.5)	(74.0)
Improvement in Business Performance	(8.1)	(1.6)	(5.3)	(9.7)	(9.1)	(15.1)	(49.3)
Total	(16.5)	(4.9)	(17.5)	(40.4)	(34.7)	(38.4)	(152.7)

Mizuho Corporate Bank
Liquidation	(0.3)	—	—	(0.9)	(0.1)	—	(1.4)
Restructuring	—	—	—	—	—	—	—
Improvement in Business Performance due to Restructuring	—	—	(0.0)	—	—	—	(0.0)
Loan Sales	—	—	(0.9)	(1.3)	(15.8)	(13.1)	(31.2)
Direct Write-off	5.8	0.0	2.6	3.5	15.9	0.0	28.0
Other	(4.9)	(0.9)	(1.9)	(13.5)	(9.6)	(7.4)	(38.3)
Debt recovery	(4.9)	(0.4)	(1.9)	(4.4)	(9.4)	(7.3)	(28.5)
Improvement in Business Performance	—	(0.4)	(0.0)	(9.0)	(0.1)	(0.0)	(9.8)
Total	0.5	(0.8)	(0.3)	(12.2)	(9.5)	(20.5)	(43.0)

Mizuho Trust & Banking (Banking Account + Trust Account)
Liquidation	—	—	—	—	(1.3)	—	(1.3)
Restructuring	—	—	(0.1)	(2.6)	—	—	(2.7)
Improvement in Business Performance due to Restructuring	—	—	—	—	(0.0)	(0.0)	(0.1)
Loan Sales	—	—	—	—	(0.0)	—	(0.0)
Direct Write-off	—	—	(0.7)	2.6	(0.0)	(0.0)	1.7
Other	(0.1)	(0.0)	(2.4)	(0.9)	(3.3)	(0.7)	(7.6)
Debt recovery	(0.0)	(0.0)	(2.3)	(0.8)	(3.2)	(0.5)	(7.1)
Improvement in Business Performance	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.2)	(0.4)
Total	(0.1)	(0.0)	(3.3)	(0.9)	(4.7)	(0.8)	(10.0)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Amount Removed						Accumulated Removed Amount from B/S since Second Half of Fiscal 2000
	Up to Second Half of Fiscal 2007*	In First Half of Fiscal 2008	In Second Half of Fiscal 2008	In First Half of Fiscal 2009	In Second Half of Fiscal 2009	In First Half of Fiscal 2010
Liquidation	(1,448.5)	(142.1)	(49.2)	(15.0)	(16.0)	(19.2)	(1,690.4)
Restructuring	(1,842.5)	(1.8)	(0.0)	(4.0)	(16.6)	(12.8)	(1,877.9)
Improvement in Business Performance due to Restructuring	(181.7)	—	(0.0)	(0.0)	(2.9)	(0.1)	(184.9)
Loan Sales	(4,282.9)	(19.4)	(39.5)	(40.2)	(61.6)	(72.3)	(4,516.2)
Direct Write-off	3,248.4	135.4	22.9	(7.4)	(2.1)	68.2	3,465.4
Other	(5,982.9)	(114.9)	(130.9)	(216.5)	(232.0)	(169.3)	(6,846.7)
Debt recovery		(77.5)	(92.5)	(133.3)	(156.7)	(109.7)
Improvement in Business Performance		(37.3)	(38.3)	(83.2)	(75.2)	(59.6)
Total	(10,490.4)	(142.9)	(197.0)	(283.3)	(331.5)	(205.8)	(11,651.0)

*	From the Second Half of Fiscal 2000 to the Second Half of Fiscal 2007.

3-32

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2010						As of March 31, 2010		As of September 30, 2009

			Change from March 31, 2010		Change from September 30, 2009		Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans
	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	57,535.4	1,136.8	(148.7)	8.5	(1,722.0)	(45.6)	57,684.1	1,128.2	59,257.5	1,182.4
Manufacturing	7,411.3	223.7	(246.9)	23.0	(560.7)	59.1	7,658.3	200.7	7,972.1	164.5
Agriculture & Forestry	23.1	0.4	(0.8)	0.1	(0.8)	0.0	24.0	0.3	24.0	0.3
Fishery	0.9	0.0	(0.1)	—	(0.4)	0.0	1.0	0.0	1.4	—
Mining, Quarrying Industry & Gravel Extraction Industry	153.1	—	1.6	(0.0)	8.3	(0.0)	151.5	0.0	144.8	0.0
Construction	964.5	60.2	(69.4)	1.6	(119.5)	(11.7)	1,034.0	58.6	1,084.1	72.0
Utilities	894.6	0.9	5.7	0.1	(24.5)	(1.4)	888.9	0.8	919.1	2.3
Communication	1,671.9	30.8	12.2	(9.0)	(135.3)	(33.0)	1,659.6	39.8	1,807.2	63.9
Transportation & Postal Industry	2,896.2	103.4	(29.9)	0.1	(52.9)	(0.3)	2,926.1	103.2	2,949.2	103.7
Wholesale & Retail	4,782.8	145.6	(114.4)	9.1	(377.5)	11.6	4,897.2	136.4	5,160.3	134.0
Finance & Insurance	7,074.0	15.4	(427.9)	(4.1)	(553.4)	(19.4)	7,501.9	19.6	7,627.5	34.9
Real Estate	6,601.1	221.0	(143.7)	(12.0)	(528.2)	(67.7)	6,744.9	233.0	7,129.3	288.7
Commodity Lease	1,622.7	16.7	(99.9)	(2.2)	(262.3)	(7.0)	1,722.7	18.9	1,885.1	23.7
Service Industries	2,958.5	136.2	(487.1)	(17.5)	(335.1)	(24.9)	3,445.7	153.7	3,293.7	161.1
Local Governments	1,099.4	2.9	82.4	(0.0)	227.2	(0.0)	1,016.9	3.0	872.2	3.0
Governments	5,619.7	—	1,234.9	—	699.7	—	4,384.7	—	4,919.9	—
Other	13,760.7	179.0	134.8	19.4	293.7	49.3	13,625.9	159.5	13,467.0	129.7
Overseas Total (including Loans Booked Offshore)	6,402.1	85.1	(281.4)	(20.0)	(840.6)	(67.8)	6,683.6	105.2	7,242.8	153.0
Governments	297.0	—	51.2	—	85.2	—	245.7	—	211.7	—
Financial Institutions	1,847.3	8.7	160.0	7.8	54.3	(2.9)	1,687.3	0.9	1,793.0	11.7
Other	4,257.7	76.4	(492.8)	(27.8)	(980.2)	(64.8)	4,750.5	104.3	5,238.0	141.3
Total	63,937.6	1,222.0	(430.1)	(11.4)	(2,562.7)	(113.4)	64,367.8	1,233.4	66,500.3	1,335.5

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:
As of September 30, 2010: ¥700.0 billion (from MHBK)
As of March 31, 2010: ¥700.0 billion (from MHBK)
As of September 30, 2009: ¥700.0 billion (from MHBK)
*	Amounts of Outstanding Balances are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

3-33

	(Billions of yen)
	As of September 30, 2010						As of March 31, 2010		As of September 30, 2009
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from March 31, 2010		Change from September 30, 2009		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	33,279.0	822.4	811.3	8.6	(26.9)	(7.2)	32,467.6	813.8	33,305.9	829.7
Manufacturing	2,870.3	149.9	(105.8)	23.5	(254.3)	39.7	2,976.2	126.3	3,124.7	110.1
Agriculture & Forestry	22.6	0.4	(0.8)	0.1	(0.8)	0.0	23.5	0.3	23.5	0.3
Fishery	0.9	0.0	(0.1)	—	0.0	0.0	1.0	0.0	0.9	—
Mining, Quarrying Industry & Gravel Extraction Industry	5.7	—	(0.7)	(0.0)	(1.1)	(0.0)	6.4	0.0	6.8	0.0
Construction	509.9	45.5	(53.1)	0.8	(60.6)	(5.7)	563.1	44.6	570.6	51.3
Utilities	61.4	0.3	(8.6)	(0.1)	(13.3)	(1.7)	70.1	0.5	74.8	2.0
Communication	331.6	24.2	(10.1)	(6.2)	(19.3)	(10.1)	341.8	30.5	351.0	34.4
Transportation & Postal Industry	1,049.5	26.4	16.0	0.0	33.2	2.0	1,033.5	26.3	1,016.2	24.3
Wholesale & Retail	3,482.5	136.0	(81.5)	7.4	(154.0)	12.1	3,564.0	128.5	3,636.5	123.8
Finance & Insurance	2,305.3	7.1	(17.9)	(0.7)	(265.3)	(4.8)	2,323.2	7.8	2,570.6	12.0
Real Estate	3,348.7	134.5	(92.2)	(19.7)	(242.9)	(57.0)	3,441.0	154.3	3,591.7	191.5
Commodity Lease	196.8	1.3	8.0	0.1	6.9	(0.1)	188.7	1.1	189.9	1.5
Service Industries	2,196.4	130.8	(209.2)	(17.4)	(20.3)	(22.8)	2,405.6	148.2	2,216.8	153.6
Local Governments	949.7	—	82.0	—	208.6	—	867.6	—	741.1	—
Governments	4,296.7	—	1,185.9	—	597.4	—	3,110.8	—	3,699.3	—
Other	11,650.1	165.4	99.8	20.7	159.2	41.1	11,550.3	144.7	11,490.9	124.3
Overseas Total (including Loans Booked Offshore)	—	—	—	—	—	—	—	—	—	—
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—
Total	33,279.0	822.4	811.3	8.6	(26.9)	(7.2)	32,467.6	813.8	33,305.9	829.7

Mizuho Corporate Bank

Domestic Total (excluding Loans Booked Offshore)	19,031.3	257.0	(650.3)	(8.6)	(1,090.6)	(28.8)	19,681.6	265.7	20,121.9	285.9
Manufacturing	4,006.0	66.2	(125.9)	(2.9)	(279.4)	16.8	4,131.9	69.1	4,285.4	49.4
Agriculture & Forestry	0.4	—	—	—	—	—	0.4	—	0.4	—
Fishery	—	—	—	—	(0.5)	—	—	—	0.5	—
Mining, Quarrying Industry & Gravel Extraction Industry	142.3	—	2.4	—	9.9	—	139.8	—	132.4	—
Construction	359.3	14.1	4.1	1.9	(36.6)	(4.2)	355.1	12.2	395.9	18.4
Utilities	734.1	0.6	5.7	0.3	(18.3)	0.5	728.4	0.2	752.5	0.0
Communication	369.2	5.8	99.3	(2.1)	90.4	(20.5)	269.9	7.9	278.8	26.3
Transportation & Postal Industry	1,623.7	76.9	(32.6)	—	(73.5)	(2.5)	1,656.4	76.9	1,697.2	79.4
Wholesale & Retail	1,092.9	7.9	(22.6)	1.6	(207.2)	(0.8)	1,115.6	6.3	1,300.2	8.8
Finance & Insurance	4,211.8	8.3	(295.0)	(3.4)	(152.2)	(5.4)	4,506.8	11.7	4,364.0	13.7
Real Estate	2,266.4	50.3	(11.5)	(1.1)	(199.2)	(11.7)	2,278.0	51.4	2,465.6	62.0
Commodity Lease	1,201.3	15.4	(109.9)	(2.3)	(253.8)	(6.8)	1,311.2	17.7	1,455.2	22.2
Service Industries	674.4	3.4	(272.5)	0.8	(311.5)	(1.0)	947.0	2.6	986.0	4.4
Local Governments	112.3	—	0.7	—	17.8	—	111.5	—	94.5	—
Governments	1,073.1	—	38.3	—	152.6	—	1,034.8	—	920.5	—
Other	1,163.3	7.7	69.2	(1.4)	171.1	6.9	1,094.1	9.1	992.2	0.7
Overseas Total (including Loans Booked Offshore)	6,395.3	85.1	(278.6)	(20.0)	(835.5)	(67.8)	6,674.0	105.2	7,230.9	153.0
Governments	296.1	—	51.3	—	85.4	—	244.7	—	210.7	—
Financial Institutions	1,847.3	8.7	160.0	7.8	54.3	(2.9)	1,687.3	0.9	1,793.0	11.7
Other	4,251.8	76.4	(490.1)	(27.8)	(975.3)	(64.8)	4,741.9	104.3	5,227.2	141.3
Total	25,426.7	342.2	(928.9)	(28.6)	(1,926.2)	(96.7)	26,355.6	370.9	27,352.9	439.0

Mizuho Trust & Banking (Banking Account + Trust Account)

Domestic Total (excluding Loans Booked Offshore)	5,225.1	57.2	(309.7)	8.5	(604.4)	(9.4)	5,534.8	48.6	5,829.6	66.7
Manufacturing	535.0	7.5	(15.1)	2.4	(26.9)	2.6	550.2	5.1	561.9	4.9
Agriculture & Forestry	0.0	—	(0.0)	—	(0.0)	—	0.0	—	0.0	—
Fishery	—	—	—	—	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	5.1	—	(0.0)	—	(0.4)	—	5.2	—	5.5	—
Construction	95.3	0.4	(20.3)	(1.1)	(22.2)	(1.8)	115.6	1.6	117.5	2.2
Utilities	99.0	0.0	8.6	(0.0)	7.1	(0.2)	90.3	0.0	91.8	0.3
Communication	970.9	0.7	(76.8)	(0.6)	(206.3)	(2.3)	1,047.8	1.3	1,177.3	3.1
Transportation & Postal Industry	223.0	0.0	(13.2)	0.0	(12.6)	0.0	236.2	—	235.6	—
Wholesale & Retail	207.2	1.5	(10.2)	(0.0)	(16.2)	0.2	217.5	1.5	223.5	1.3
Finance & Insurance	556.9	—	(114.9)	—	(135.8)	(9.1)	671.8	—	692.7	9.1
Real Estate	985.8	36.0	(39.8)	8.8	(86.0)	0.9	1,025.7	27.2	1,071.9	35.0
Commodity Lease	224.6	0.0	1.9	(0.0)	(15.4)	(0.0)	222.6	0.0	240.0	0.0
Service Industries	87.5	1.8	(5.4)	(1.0)	(3.2)	(1.1)	93.0	2.9	90.8	3.0
Local Governments	37.3	2.9	(0.4)	(0.0)	0.7	(0.0)	37.7	3.0	36.5	3.0
Governments	249.7	—	10.6	—	(50.2)	—	239.1	—	300.0	—
Other	947.2	5.8	(34.2)	0.1	(36.6)	1.2	981.4	5.7	983.8	4.5
Overseas Total (including Loans Booked Offshore)	6.7	—	(2.8)	—	(5.0)	—	9.6	—	11.8	—
Governments	0.9	—	(0.1)	—	(0.1)	—	1.0	—	1.0	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	5.8	—	(2.7)	—	(4.9)	—	8.5	—	10.8	—
Total	5,231.9	57.2	(312.5)	8.5	(609.5)	(9.4)	5,544.5	48.6	5,841.4	66.7

*	Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of non-accrual, past due & restructured loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

3-34

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2010						As of March 31, 2010		As of September 30, 2009
			Change from March 31, 2010		Change from September 30, 2009
	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,212.2	76.9	5.2	(1.8)	(49.9)	0.2	1,207.0	78.7	1,262.2	76.6
Manufacturing	235.0	60.1	20.9	(2.4)	60.4	(2.2)	214.0	62.5	174.6	62.4
Agriculture & Forestry	0.4	77.1	0.1	(14.6)	0.0	(16.4)	0.3	91.7	0.3	93.5
Fishery	0.0	100.0	(0.0)	—	0.0	—	0.0	100.0	0.0	100.0
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	(0.0)	—	0.0	—	0.0	100.0	0.0	100.0
Construction	61.5	77.8	1.9	1.1	(12.1)	6.0	59.6	76.7	73.6	71.7
Utilities	1.4	61.1	0.6	(5.3)	(0.9)	(9.6)	0.8	66.5	2.3	70.8
Communication	31.4	63.9	(9.0)	(5.8)	(33.5)	7.1	40.5	69.8	65.0	56.8
Transportation & Postal Industry	111.2	92.7	(0.7)	0.2	4.3	22.9	111.9	92.4	106.8	69.7
Wholesale & Retail	153.9	67.5	8.3	(4.0)	7.3	(3.8)	145.5	71.5	146.5	71.3
Finance & Insurance	16.9	59.4	(3.7)	(0.3)	(18.5)	(7.5)	20.7	59.8	35.5	67.0
Real Estate	222.7	85.4	(12.4)	(2.4)	(70.5)	(4.8)	235.1	87.9	293.3	90.3
Commodity Lease	17.0	77.8	(2.2)	(3.3)	(8.2)	2.6	19.2	81.2	25.3	75.2
Service Industries	140.5	62.7	(16.1)	(4.1)	(24.4)	(6.1)	156.6	66.8	164.9	68.9
Local Governments	30.6	100.0	(0.0)	—	(0.0)	—	30.6	100.0	30.6	100.0
Other	189.1	96.2	17.7	0.7	46.2	1.6	171.4	95.5	142.8	94.6
Overseas Total (including Loans Booked Offshore)	89.7	56.9	(23.1)	(3.2)	(79.1)	(7.4)	112.9	60.1	168.9	64.4
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	8.7	63.8	7.5	(8.5)	(3.7)	(33.4)	1.2	72.4	12.5	97.3
Other	81.0	56.2	(30.6)	(3.8)	(75.3)	(5.6)	111.6	60.0	156.4	61.8
Total	1,302.0	75.5	(17.8)	(1.6)	(129.1)	0.3	1,319.9	77.1	1,431.2	75.1

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-35

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2010
		Change from March 31, 2010	Change from September 30, 2009	As of March 31, 2010	As of September 30, 2009
Housing and Consumer Loans	12,367.9	70.3	94.2	12,297.5	12,273.6
Housing Loans for owner’s residential housing	10,393.6	135.1	250.5	10,258.4	10,143.0

Mizuho Bank
Housing and Consumer Loans	12,100.0	83.0	116.1	12,016.9	11,983.8
Housing Loans	11,126.7	96.3	178.8	11,030.4	10,947.8
for owner’s residential housing	10,161.2	145.0	267.1	10,016.1	9,894.0
Consumer loans	973.3	(13.2)	(62.7)	986.5	1,036.0

Mizuho Corporate Bank
Housing and Consumer Loans	—	—	—	—	—
Housing Loans	—	—	—	—	—
for owner’s residential housing	—	—	—	—	—
Consumer loans	—	—	—	—	—

Mizuho Trust & Banking (Banking Account + Trust Account)
Housing and Consumer Loans	267.8	(12.7)	(21.8)	280.6	289.7
Housing Loans for owner’s residential housing	232.4	(9.9)	(16.5)	242.3	248.9

*	Above figures are aggregated banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(%, Billions of yen)
	As of September 30, 2010
		Change from March 31, 2010	Change from September 30, 2009	As of March 31, 2010	As of September 30, 2009
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.2	(0.4)	1.7	57.6	55.5
Loans to SMEs and Individual Customers	32,923.6	(337.9)	32.1	33,261.5	32,891.4
*Loans to MHFG are included as follows: As of September 30, 2010: ¥700.0 billion (from MHBK) As of March 31, 2010: ¥700.0 billion (from MHBK) As of September 30, 2009: ¥700.0 billion (from MHBK)

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	70.9	(2.2)	(0.5)	73.1	71.4
Loans to SMEs and Individual Customers	23,611.3	(149.1)	(190.8)	23,760.5	23,802.2

Mizuho Corporate Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	37.8	0.4	3.5	37.4	34.3
Loans to SMEs and Individual Customers	7,207.9	(158.6)	301.3	7,366.5	6,906.5

Mizuho Trust & Banking (Banking Account + Trust Account)
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	40.2	1.7	2.8	38.5	37.4
Loans to SMEs and Individual Customers	2,104.3	(30.1)	(78.2)	2,134.4	2,182.5

*	Above figures are aggregated banking and trust account amounts.
*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:
Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail and service industries), or enterprises with full-time employees of 300 or below (100 or below for the wholesale industry, 50 or below for the retail industry, and 100 or below for the service industry.)

3-36

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, Number of countries)
	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
		Change from March 31, 2010	Change from September 30, 2009
Loan amount	0.0	(1.5)	(2.4)	1.5	2.5
Number of Restructuring Countries*	2	(2)	(2)	4	4

*	Number of Restructuring Countries refers to the countries of obligors’ residence.

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of Yen)
	As of September 30, 2010
			Change from March 31, 2010		Change from September 30, 2009		As of March 31, 2010		As of September 30, 2009
	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans
Asia	2,052.5	15.8	273.0	(4.3)	388.8	(2.2)	1,779.5	20.1	1,663.7	18.1
Hong Kong	480.4	2.7	94.8	(0.7)	123.0	0.4	385.6	3.5	357.4	2.3
Korea	312.9	1.2	43.9	(0.0)	83.1	0.8	269.0	1.3	229.8	0.3
Singapore	281.7	4.5	15.0	(0.3)	15.5	(1.8)	266.7	4.8	266.2	6.4
Thailand	310.3	1.8	34.4	(0.7)	70.0	(0.5)	275.8	2.6	240.2	2.4
Central and South America	2,420.9	9.4	(84.3)	1.0	68.3	6.7	2,505.3	8.3	2,352.6	2.6
North America	1,837.2	2.9	(185.6)	(4.6)	(414.4)	(50.8)	2,022.9	7.6	2,251.6	53.8
Eastern Europe	55.6	10.9	(19.4)	(4.1)	(14.7)	4.5	75.1	15.1	70.3	6.4
Western Europe	1,946.6	41.4	(241.6)	(7.0)	(658.7)	(23.7)	2,188.2	48.5	2,605.3	65.2
Other	790.1	19.1	(41.7)	(0.5)	(44.7)	11.3	831.9	19.7	834.8	7.8
Total	9,103.2	99.8	(299.8)	(19.7)	(675.4)	(54.2)	9,403.1	119.6	9,778.6	154.1

*	The above figures do not include the outstanding balance of loans by Mizuho Corporate Bank (China), Ltd. established in June 2007.

3-37

III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

Consolidated

	(Billions of yen)
	As of September 30, 2010
		Change from March 31, 2010	Change from September 30, 2009	As of March 31, 2010	As of September 30, 2009
Net Deferred Tax Assets (A)	447.0	(73.7)	(168.0)	520.8	615.1
(Reference)
Tier I Capital (B)	6,260.1	1,086.6	1,112.7	5,173.4	5,147.4
(A)/(B) (%)	7.1	(2.9)	(4.8)	10.0	11.9

Non-Consolidated

	(Billions of yen)
	As of September 30, 2010
		Change from March 31, 2010	Change from September 30, 2009	As of March 31, 2010	As of September 30, 2009
Mizuho Bank
Total Deferred Tax Assets (A)	823.5	(47.2)	(153.6)	870.8	977.2
Total Deferred Tax Liabilities (B)	(184.2)	0.2	10.1	(184.4)	(194.3)
(A) + (B)	639.3	(47.0)	(143.5)	686.3	782.8
Valuation Allowance	(380.6)	54.8	117.6	(435.5)	(498.3)
Net Deferred Tax Assets (C)	258.6	7.7	(25.8)	250.8	284.5
(Reference)
Tier I Capital (D)	1,931.5	106.6	134.2	1,824.9	1,797.3
(C)/(D) (%)	13.3	(0.3)	(2.4)	13.7	15.8

Mizuho Corporate Bank

Total Deferred Tax Assets (A)	1,083.8	(80.5)	(515.8)	1,164.4	1,599.7
Total Deferred Tax Liabilities (B)	(248.9)	(31.7)	(34.6)	(217.1)	(214.2)
(A) + (B)	834.9	(112.2)	(550.5)	947.2	1,385.4
Valuation Allowance	(738.0)	25.9	412.8	(763.9)	(1,150.9)
Net Deferred Tax Assets (C)	96.9	(86.3)	(137.6)	183.2	234.5
(Reference)
Tier I Capital (D)	3,633.3	303.6	496.4	3,329.6	3,136.8
(C)/(D) (%)	2.6	(2.8)	(4.8)	5.5	7.4

Mizuho Trust & Banking

Total Deferred Tax Assets (A)	129.7	(9.2)	(89.1)	139.0	218.9
Total Deferred Tax Liabilities (B)	(16.7)	(1.1)	(1.5)	(15.5)	(15.1)
(A) + (B)	113.0	(10.4)	(90.7)	123.4	203.7
Valuation Allowance	(93.8)	1.9	74.3	(95.8)	(168.2)
Net Deferred Tax Assets (C)	19.1	(8.4)	(16.3)	27.6	35.5
(Reference)
Tier I Capital (D)	290.0	10.3	23.7	279.7	266.3
(C)/(D) (%)	6.6	(3.2)	(6.7)	9.8	13.3

Aggregated Figures of the Three Banks

Total Deferred Tax Assets (A)	2,037.2	(137.0)	(758.6)	2,174.2	2,795.9
Total Deferred Tax Liabilities (B)	(449.9)	(32.6)	(26.1)	(417.2)	(423.7)
(A) + (B)	1,587.3	(169.6)	(784.8)	1,757.0	2,372.1
Valuation Allowance	(1,212.5)	82.7	604.9	(1,295.3)	(1,817.5)
Net Deferred Tax Assets (C)	374.7	(86.9)	(179.8)	461.7	554.6
(Reference)
Tier I Capital (D)	5,854.9	420.5	654.3	5,434.3	5,200.5
(C)/(D) (%)	6.4	(2.0)	(4.2)	8.4	10.6

3-38

2. Estimation of Deferred Tax Assets, etc.

Non-Consolidated

(1) Calculation Policy

Recoverability of Deferred Tax Assets is basically assessed based on future taxable income derived from future profitability, considering that Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s fundamental profitability enabled the three banks consistently to report an appropriate level of Net Business Profits in previous periods. Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s tax losses carry-forwards and future deductible temporary differences in the past resulted from nonrecurring special causes, e.g. losses from extraordinary and significant waiver of claims due to the crash of the bubble economy, acceleration of disposition of NPLs and stock holdings in accordance with government policy to stabilize promptly the financial system under the long deflationary depression, and the restructuring of businesses to meet the severe management environment. Since the three banks could have reported positive taxable income every year if the losses from these special factors were excluded, the conditions under the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66) have been fulfilled. Period for future taxable income considered in the assessment is five years.

(Reference) Past results of taxable income (tax loss)

	(Billions of yen)
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
First Half of Fiscal 2010 (estimate)	78.0	149.0	10.0
Fiscal 2009	94.8	96.8	16.7
Fiscal 2008	128.9	236.1	10.3
Fiscal 2007	273.2	487.1	74.3
Fiscal 2006	128.6	438.4	83.1
Fiscal 2005	124.2	211.0	24.9

Notes:

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figures for the First Half of Fiscal 2010 are estimates of taxable income before deducting tax losses carried forward from prior years.

3-39

(2) Estimation for Calculating Deferred Tax Assets

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen) (Reference)
		Total amount for five years (from October 1, 2010 to September 30, 2015)		First Half of Fiscal 2010
Gross Profits	1	4,044.3		421.6
General and Administrative Expenses	2	(2,773.1)		(279.3)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,271.2		142.3
Credit-related Costs	4	(632.8)		2.8
Income before Income Taxes	5	343.6		114.5
Tax Adjustments*[1]	6	660.6
Taxable Income before Current Deductible Temporary Differences*[2]	7	1,004.2
Effective Statutory tax rate	8	40.59%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [7 x 8]	9	407.6	ðEqual to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2010.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
			Change from March 31, 2010	Change from September 30, 2009
Reserves for Possible Losses on Loans	10	218.4	(18.5)	(35.4)	237.0	253.8
Impairment of Securities	11	252.6	(0.8)	1.2	253.4	251.3
Net Unrealized Losses on Other Securities	12	29.9	2.2	8.6	27.7	21.2
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	—	—	—	—	—
Tax Losses Carried Forward	15	136.6	(32.0)	(127.5)	168.6	264.1
Other	16	185.9	1.9	(0.6)	183.9	186.5

Total Deferred Tax Assets	17	823.5	(47.2)	(153.6)	870.8	977.2

Valuation Allowance	18	(380.6)	54.8	117.6	(435.5)	(498.3)

Sub Total [17 + 18]	19	442.8	7.5	(35.9)	435.2	478.8

Amount related to Retirement Benefits Accounting*	20	(123.2)	4.4	14.9	(127.6)	(138.1)
Net Unrealized Gains on Other Securities	21	(16.1)	(4.5)	0.1	(11.6)	(16.2)
Net Deferred Hedge Gains	22	(12.2)	(0.3)	(5.2)	(11.8)	(6.9)
Other	23	(32.6)	0.5	0.3	(33.2)	(32.9)

Total Deferred Tax Liabilities	24	(184.2)	0.2	10.1	(184.4)	(194.3)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	258.6	7.7	(25.8)	250.8	284.5
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [9]	26	407.6	(43.8)	(8.7)	451.4	416.3
Net Unrealized Gains on Other Securities [21]	27	(16.1)	(4.5)	0.1	(11.6)	(16.2)
Net Deferred Hedge Losses [14]	28	—	—	—	—	—
Net Deferred Hedge Gains [22]	29	(12.2)	(0.3)	(5.2)	(11.8)	(6.9)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Deductible Temporary Differences and others)	30	(120.5)	56.4	(12.0)	(177.0)	(108.5)

*	Amount related to Retirement Benefits Accounting includes ¥(87.4) billion related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥4,044.3 billion [1]

General and Administrative Expenses: ¥2,773.1 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,271.2 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥343.6 billion [5]

Taxable Income before Current Deductible Temporary Differences: ¥1,004.2 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥823.5 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥380.6 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥184.2 billion [24], ¥258.6 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer on the first page of this document.

3-40

Mizuho Corporate Bank

1. Estimate of future taxable income

		(Billions of yen) (Reference)
		Total amount for five years (from October 1, 2010 to September 30, 2015)			First Half of Fiscal 2010
Gross Profits	1	2,759.5			397.2
General and Administrative Expenses	2	(1,234.5)			(116.5)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,525.0			280.7
Credit-related Costs	4	(472.5)			23.8
Income before Income Taxes	5	863.2			269.5
Tax Adjustments *1	6	311.0
Taxable Income before Current Deductible Temporary Differences *2	7	1,174.2
Effective Statutory tax rate	8	40.69%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [7 x 8]	9	477.8	ð	Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2010.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
			Change from March 31, 2010	Change from September 30, 2009
Reserves for Possible Losses on Loans	10	104.6	(17.7)	(39.9)	122.4	144.6
Impairment of Securities	11	615.6	(19.1)	(28.0)	634.8	643.6
Net Unrealized Losses on Other Securities	12	62.4	18.3	(19.3)	44.1	81.7
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	—	—	—	—	—
Tax Losses Carried Forward	15	153.4	(60.6)	(417.8)	214.0	571.2
Other	16	147.6	(1.2)	(10.6)	148.9	158.2

Total Deferred Tax Assets	17	1,083.8	(80.5)	(515.8)	1,164.4	1,599.7

Valuation Allowance	18	(738.0)	25.9	412.8	(763.9)	(1,150.9)

Sub Total [17 + 18]	19	345.8	(54.5)	(102.9)	400.4	448.8

Amount related to Retirement Benefits Accounting *	20	(57.6)	0.7	4.4	(58.3)	(62.0)
Net Unrealized Gains on Other Securities	21	(36.7)	23.3	15.2	(60.1)	(52.0)
Net Deferred Hedge Gains	22	(136.6)	(56.7)	(55.7)	(79.8)	(80.8)
Other	23	(17.9)	0.9	1.3	(18.8)	(19.2)

Total Deferred Tax Liabilities	24	(248.9)	(31.7)	(34.6)	(217.1)	(214.2)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	96.9	(86.3)	(137.6)	183.2	234.5
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [9]	26	477.8	(3.1)	58.8	480.9	418.9
Net Unrealized Gains on Other Securities [21]	27	(36.7)	23.3	15.2	(60.1)	(52.0)
Net Deferred Hedge Losses [14]	28	—	—	—	—	—
Net Deferred Hedge Gains [22]	29	(136.6)	(56.7)	(55.7)	(79.8)	(80.8)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Deductible Temporary Differences and others)	30	(207.5)	(49.7)	(156.0)	(157.7)	(51.5)

*	Amount related to Retirement Benefits Accounting includes ¥(27.0) billion related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥2,759.5 billion [1]

General and Administrative Expenses: ¥1,234.5 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,525.0 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥863.2 billion [5]

Taxable Income before Current Deductible Temporary Differences:: ¥1,174.2 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥1,083.8 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥738.0 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥248.9 billion [24], ¥96.9 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer on the first page of this document.

3-41

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen) (Reference)
		Total amount for five years (from October 1, 2010 to September 30, 2015)		First Half of Fiscal 2010
Gross Profits	1	644.2		66.5
General and Administrative Expenses	2	(442.7)		(44.4)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	201.5		22.0
Credit-related Costs	4	(53.6)		(1.3)
Income before Income Taxes	5	106.6		15.9
Tax Adjustments *1	6	29.0
Taxable Income before Current Deductible Temporary Differences *2	7	135.6
Effective Statutory tax rate	8	40.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 7 x 8 ]	9	55.0	ðEqual to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2010.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
			Change from March 31, 2010	Change from September 30, 2009
Reserves for Possible Losses on Loans	10	12.6	(1.1)	(2.7)	13.7	15.4
Impairment of Securities	11	60.6	(0.4)	(2.1)	61.0	62.7
Net Unrealized Losses on Other Securities	12	3.3	(1.5)	(2.9)	4.9	6.2
Reserve for Employee Retirement Benefits	13	11.5	0.8	2.5	10.7	9.0
Net Deferred Hedge Losses	14	2.7	(1.1)	(1.2)	3.9	4.0
Tax Losses Carried Forward	15	23.9	(4.1)	(79.7)	28.1	103.7
Other	16	14.8	(1.5)	(2.8)	16.3	17.6

Total Deferred Tax Assets	17	129.7	(9.2)	(89.1)	139.0	218.9

Valuation Allowance	18	(93.8)	1.9	74.3	(95.8)	(168.2)

Sub Total [ 17 + 18 ]	19	35.9	(7.2)	(14.7)	43.2	50.7

Amount related to Retirement Benefits Accounting *	20	(6.0)	—	—	(6.0)	(6.0)
Net Unrealized Gains on Other Securities	21	(10.3)	(1.5)	(1.7)	(8.8)	(8.5)
Net Deferred Hedge Gains	22	—	—	—	—	—
Other	23	(0.3)	0.3	0.1	(0.7)	(0.5)

Total Deferred Tax Liabilities	24	(16.7)	(1.1)	(1.5)	(15.5)	(15.1)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	19.1	(8.4)	(16.3)	27.6	35.5
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [9]	26	55.0	(0.8)	(5.8)	55.9	60.9
Net Unrealized Gains on Other Securities [21]	27	(10.3)	(1.5)	(1.7)	(8.8)	(8.5)
Net Deferred Hedge Losses [14]	28	2.7	(1.1)	(1.2)	3.9	4.0
Net Deferred Hedge Gains [22]	29	—	—	—	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Deductible Temporary Differences and others)	30	(28.3)	(4.8)	(7.5)	(23.4)	(20.8)

*	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥644.2 billion [1]

General and Administrative Expenses: ¥442.7 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥201.5 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥106.6 billion [5]

Taxable Income before Current Deductible Temporary Differences: ¥135.6 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥129.7 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥93.8 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥16.7 billion [24], ¥19.1 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer on the first page of this document.

3-42

Aggregated Figures of the 3 Banks

1. Estimate of future taxable income

		(Billions of yen) (Reference)
		Total amount for five years (from October 1, 2010 to September 30, 2015)			First Half of Fiscal 2010
Gross Profits	1	7,448.0			885.4
General and Administrative Expenses	2	(4,450.3)			(440.3)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	2,997.7			445.1
Credit-related Costs	4	(1,158.9)			25.2
Income before Income Taxes	5	1,313.4			400.0
Tax Adjustments *1	6	1,000.7
Taxable Income before Current Deductible Temporary Differences *2	7	2,314.1
Effective Statutory tax rate	8	40.59%~40.69%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [7 x 8]	9	940.4	ð	Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2010.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
			Change from March 31, 2010	Change from September 30, 2009
Reserves for Possible Losses on Loans	10	335.8	(37.4)	(78.1)	373.2	414.0
Impairment of Securities	11	928.8	(20.5)	(28.9)	949.3	957.7
Net Unrealized Losses on Other Securities	12	95.7	18.9	(13.6)	76.8	109.3
Reserve for Employee Retirement Benefits	13	11.5	0.8	2.5	10.7	9.0
Net Deferred Hedge Losses	14	2.7	(1.1)	(1.2)	3.9	4.0
Tax Losses Carried Forward	15	314.0	(96.8)	(625.1)	410.8	939.2
Other	16	348.4	(0.8)	(14.0)	349.2	362.4

Total Deferred Tax Assets	17	2,037.2	(137.0)	(758.6)	2,174.2	2,795.9

Valuation Allowance	18	(1,212.5)	82.7	604.9	(1,295.3)	(1,817.5)

Sub Total [17 + 18]	19	824.6	(54.2)	(153.7)	878.9	978.3

Amount related to Retirement Benefits Accounting *	20	(186.8)	5.2	19.3	(192.1)	(206.2)
Net Unrealized Gains on Other Securities	21	(63.2)	17.3	13.6	(80.5)	(76.8)
Net Deferred Hedge Gains	22	(148.8)	(57.1)	(60.9)	(91.6)	(87.8)
Other	23	(50.9)	1.9	1.8	(52.8)	(52.7)

Total Deferred Tax Liabilities	24	(449.9)	(32.6)	(26.1)	(417.2)	(423.7)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	374.7	(86.9)	(179.8)	461.7	554.6
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [9]	26	940.4	(47.8)	44.2	988.3	896.2
Net Unrealized Gains on Other Securities [21]	27	(63.2)	17.3	13.6	(80.5)	(76.8)
Net Deferred Hedge Losses [14]	28	2.7	(1.1)	(1.2)	3.9	4.0
Net Deferred Hedge Gains [22]	29	(148.8)	(57.1)	(60.9)	(91.6)	(87.8)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Deductible Temporary Differences and others)	30	(356.4)	1.8	(175.5)	(358.3)	(180.9)

*	Amount related to Retirement Benefits Accounting includes ¥(120.5) billion related to gains on securities contributed to employee retirement benefit trust.

The above includes forward-looking information. See the disclaimer on the first page of this document.

3-43

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
		Change from March 31, 2010	Change from September 30, 2009
Deposits	68,351.3	(1,116.7)	272.7	69,468.0	68,078.6
Individual Deposits	35,160.2	61.4	257.7	35,098.8	34,902.5
Corporate Deposits	27,888.2	(562.1)	(309.9)	28,450.4	28,198.2
Financial/Government Institutions	5,302.8	(615.9)	324.9	5,918.7	4,977.8

Mizuho Bank

Deposits	54,648.7	(1,076.6)	313.1	55,725.3	54,335.5
Individual Deposits	33,504.2	134.7	398.7	33,369.5	33,105.5
Corporate Deposits	18,513.7	(475.3)	(237.2)	18,989.0	18,750.9
Financial/Government Institutions	2,630.7	(736.0)	151.6	3,366.8	2,479.0

Mizuho Corporate Bank

Deposits	11,385.3	147.8	210.3	11,237.5	11,175.0
Individual Deposits	3.6	0.0	0.6	3.6	3.0
Corporate Deposits	8,817.3	(71.1)	(81.9)	8,888.5	8,899.2
Financial/Government Institutions	2,564.3	218.9	291.6	2,345.4	2,272.7

Mizuho Trust & Banking

Deposits	2,317.2	(187.9)	(250.7)	2,505.1	2,567.9
Individual Deposits	1,652.3	(73.3)	(141.6)	1,725.7	1,793.9
Corporate Deposits	557.2	(15.7)	9.2	572.9	547.9
Financial/Government Institutions	107.7	(98.7)	(118.3)	206.4	226.0

*	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

3-44

2. Number of Directors and Employees

*	Figures are based on the information to be provided in Yuka Shoken Hokokusho.

Mizuho Financial Group, Inc. (Non-Consolidated)

	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
		Change from March 31, 2010	Change from September 30, 2009
Members of the Board of Directors and Auditors	14	—	—	14	14
Executive Officers (excluding those doubling as directors)	4	—	—	4	4
Employees (excluding Executive Officers)	306	12	7	294	299
*Three members of the Board of Directors and Auditors double as directors of the banking subsidiaries.

Non-Consolidated

	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
Aggregated Figures of the 3 Banks		Change from March 31, 2010	Change from September 30, 2009
Members of the Board of Directors and Auditors	31	—	—	31	31
Executive Officers (excluding those doubling as directors)	91	1	1	90	90
Employees (excluding Executive Officers)	31,196	779	101	30,417	31,095
*The numbers have been adjusted for Members of the Board of Directors and Auditors doubling other positions.

Mizuho Bank

Members of the Board of Directors and Auditors	10	(1)	(1)	11	11
Executive Officers (excluding those doubling as directors)	31	(1)	(1)	32	32
Employees (excluding Executive Officers)	19,518	575	29	18,943	19,489

Mizuho Corporate Bank

Members of the Board of Directors and Auditors	10	(1)	(1)	11	11
Executive Officers (excluding those doubling as directors)	41	1	1	40	40
Employees (excluding Executive Officers)	8,290	143	62	8,147	8,228

Mizuho Trust & Banking

Members of the Board of Directors and Auditors	13	2	2	11	11
Executive Officers (excluding those doubling as directors)	19	1	1	18	18
Employees (excluding Executive Officers)	3,388	61	10	3,327	3,378

3-45

3. Number of Branches and Offices

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
		Change from March 31, 2010	Change from September 30, 2009
Head Offices and Domestic Branches	446	2	5	444	441
Overseas Branches	22	—	—	22	22
Domestic Sub-Branches	41	—	2	41	39
Overseas Sub-Branches	11	—	1	11	10
Overseas Representative Offices	6	—	—	6	6

*   Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (37), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank

Head Office and Domestic Branches	392	1	4	391	388
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	37	(1)	—	38	37
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

*   Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (16), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Corporate Bank

Head Office and Domestic Branches	18	—	—	18	18
Overseas Branches	22	—	—	22	22
Domestic Sub-Branches	—	—	—	—	—
Overseas Sub-Branches	11	—	1	11	10
Overseas Representative Offices	6	—	—	6	6
* Head Office and Domestic Branches do not include branches and offices for remittance purposes only (21).

Mizuho Trust & Banking

Head Office and Domestic Branches	36	1	1	35	35
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	4	1	2	3	2
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

3-46

4. Earnings Plan for Fiscal 2010

Consolidated

(Billions of yen)
Fiscal 2010
Ordinary Profits	670.0
Net Income	500.0

(Reference)

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking

Aggregated Figures of the 3 Banks (Non-consolidated)

	(Billions of yen)
	Fiscal 2010
	Aggregated Figures	MHBK	MHCB	MHTB
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	770.0	280.0	440.0	50.0
Ordinary Profits	555.0	150.0	370.0	35.0
Net Income	506.0	190.0	290.0	26.0

Credit-related Costs	(49.0)	(40.0)	(5.0)	(4.0)

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above includes forward-looking information. See the disclaimer on the first page of this document.

3-47

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items) OF MIZUHO BANK

	Millions of yen
	As of September 30, 2010 (A)	As of September 30, 2009 (B)	Change (A) - (B)	As of March 31, 2010 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥2,382,521	¥2,612,329	¥(229,807)	¥2,638,336	¥(255,815)
Call Loans	8,640,000	8,640,000	—	9,040,000	(400,000)
Guarantee Deposits Paid under Securities Borrowing Transactions	733,274	472,522	260,752	262,417	470,857
Other Debt Purchased	1,106,455	1,499,940	(393,484)	1,259,295	(152,839)
Trading Assets	1,274,349	1,367,736	(93,386)	1,463,369	(189,019)
Money Held in Trust	1,020	1,111	(91)	1,070	(50)
Securities	19,619,995	17,519,744	2,100,251	19,671,063	(51,067)
Loans and Bills Discounted	33,279,008	33,305,979	(26,970)	32,467,647	811,361
Foreign Exchange Assets	120,347	123,760	(3,412)	130,572	(10,224)
Other Assets	2,768,499	3,082,804	(314,305)	2,889,486	(120,986)
Tangible Fixed Assets	739,312	697,877	41,434	727,740	11,571
Intangible Fixed Assets	190,659	145,354	45,304	178,964	11,694
Deferred Tax Assets	258,645	284,518	(25,872)	250,847	7,798
Customers’ Liabilities for Acceptances and Guarantees	968,970	990,686	(21,716)	997,665	(28,695)
Reserves for Possible Losses on Loans	(415,501)	(464,940)	49,439	(440,887)	25,386
Reserve for Possible Losses on Investments	(13)	(16)	2	(26)	12

Total Assets	¥71,667,547	¥70,279,409	¥1,388,137	¥71,537,565	¥129,982

Liabilities
Deposits	¥54,674,470	¥54,372,942	¥301,528	¥55,761,093	¥(1,086,623)
Negotiable Certificates of Deposit	1,802,780	1,690,180	112,600	2,027,790	(225,010)
Debentures	780,097	854,892	(74,794)	821,867	(41,769)
Call Money	1,535,700	1,983,200	(447,500)	1,627,500	(91,800)
Payables under Repurchase Agreements	—	971,755	(971,755)	635,326	(635,326)
Guarantee Deposits Received under Securities Lending Transactions	1,506,410	1,099,860	406,549	1,452,372	54,037
Trading Liabilities	306,789	270,691	36,098	247,136	59,652
Borrowed Money	4,457,731	2,754,413	1,703,318	3,019,909	1,437,822
Foreign Exchange Liabilities	13,394	9,191	4,202	10,040	3,353
Short-term Bonds	10,000	—	10,000	—	10,000
Bonds and Notes	819,800	884,300	(64,500)	849,500	(29,700)
Other Liabilities	2,972,216	2,734,192	238,024	2,380,144	592,072
Reserve for Bonus Payments	8,644	8,391	252	8,647	(3)
Reserve for Reimbursement of Deposits	13,705	13,336	368	13,548	156
Reserve for Reimbursement of Debentures	11,615	9,760	1,855	10,824	790
Deferred Tax Liabilities for Revaluation Reserve for Land	77,346	77,464	(118)	77,372	(26)
Acceptances and Guarantees	968,970	990,686	(21,716)	997,665	(28,695)

Total Liabilities	69,959,673	68,725,259	1,234,414	69,940,741	18,931

Net Assets
Common Stock and Preferred Stock	700,000	700,000	—	700,000	—
Capital Surplus	681,432	681,432	—	681,432	—
Capital Reserve	490,707	490,707	—	490,707	—
Other Capital Surplus	190,725	190,725	—	190,725	—
Retained Earnings	216,543	53,842	162,700	96,147	120,395
Appropriated Reserve	1,332	—	1,332	—	1,332
Other Retained Earnings	215,210	53,842	161,368	96,147	119,062
Retained Earnings Brought Forward	215,210	53,842	161,368	96,147	119,062

Total Shareholders’ Equity	1,597,975	1,435,275	162,700	1,477,580	120,395

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(16,891)	(402)	(16,488)	(7,084)	(9,807)
Net Deferred Hedge Gains (Losses), net of Taxes	17,897	10,212	7,685	17,395	501
Revaluation Reserve for Land, net of Taxes	108,892	109,065	(173)	108,931	(39)

Total Valuation and Translation Adjustments	109,898	118,874	(8,976)	119,242	(9,344)

Total Net Assets	1,707,874	1,554,150	153,723	1,596,823	111,050

Total Liabilities and Net Assets	¥71,667,547	¥70,279,409	¥1,388,137	¥71,537,565	¥129,982

3-48

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items) OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2010 (A)	For the six months ended September 30, 2009 (B)	Change (A) - (B)	For the fiscal year ended March 31, 2010
Ordinary Income	¥549,489	¥592,766	¥(43,277)	¥1,129,427
Interest Income	345,453	394,869	(49,415)	765,263
Interest on Loans and Bills Discounted	241,530	274,115	(32,585)	526,434
Interest and Dividends on Securities	57,170	65,604	(8,433)	139,345
Fee and Commission Income	104,809	97,911	6,898	201,229
Trading Income	42,663	44,864	(2,201)	43,175
Other Operating Income	41,420	22,534	18,885	69,731
Other Ordinary Income	15,142	32,587	(17,445)	50,027

Ordinary Expenses	460,205	573,692	(113,486)	1,040,552
Interest Expenses	59,568	83,111	(23,542)	152,337
Interest on Deposits	30,220	48,500	(18,280)	86,260
Interest on Debentures	1,607	1,695	(88)	3,385
Fee and Commission Expenses	30,921	29,356	1,565	52,861
Other Operating Expenses	22,164	39,489	(17,325)	55,364
General and Administrative Expenses	304,627	316,441	(11,813)	633,240
Other Ordinary Expenses	42,923	105,293	(62,369)	146,748

Ordinary Profits	89,283	19,074	70,209	88,875

Extraordinary Gains	28,702	17,017	11,685	26,713

Extraordinary Losses	3,390	1,880	1,510	5,698

Income before Income Taxes	114,595	34,211	80,384	109,890
Income Taxes:
Current	247	271	(23)	498
Deferred	(12,669)	(19,892)	7,223	13,387

Net Income	¥127,017	¥53,833	¥73,184	¥96,004

3-49

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity
		Capital Surplus			Retained Earnings
	Common Stock and Preferred Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity
						Retained Earnings Brought Forward
Balance as of March 31, 2010	¥700,000	¥490,707	¥190,725	¥681,432	—	¥96,147	¥96,147	—	¥1,477,580

Changes during the period
Cash Dividends	—	—	—	—	1,332	(7,993)	(6,661)	—	(6,661)
Net Income	—	—	—	—	—	127,017	127,017	—	127,017
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	39	39	—	39
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—

Total Changes during the period	—	—	—	—	1,332	119,062	120,395	—	120,395

Balance as of September 30, 2010	¥700,000	¥490,707	¥190,725	¥681,432	¥1,332	¥215,210	¥216,543	—	¥1,597,975

	Millions of yen
	Valuation and Translation Adjustments
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets

Balance as of March 31, 2010	¥(7,084)	¥17,395	¥108,931	¥119,242	¥1,596,823

Changes during the period
Cash Dividends	—	—	—	—	(6,661)
Net Income	—	—	—	—	127,017
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	39
Net Changes in Items other than Shareholders’ Equity	(9,807)	501	(39)	(9,344)	(9,344)

Total Changes during the period	(9,807)	501	(39)	(9,344)	111,050

Balance as of September 30, 2010	¥(16,891)	¥17,897	¥108,892	¥109,898	¥1,707,874

3-50

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items) OF MIZUHO CORPORATE BANK

	Millions of yen
	As of September 30, 2010 (A)	As of September 30, 2009 (B)	Change (A) - (B)	As of March 31, 2010 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥2,042,834	¥3,324,857	¥(1,282,022)	¥3,384,257	¥(1,341,422)
Call Loans	212,036	137,302	74,734	165,356	46,680
Receivables under Resale Agreements	1,246,495	1,183,058	63,437	1,122,332	124,163
Guarantee Deposits Paid under Securities Borrowing Transactions	1,777,801	1,051,746	726,054	1,330,552	447,249
Other Debt Purchased	83,774	145,268	(61,494)	124,986	(41,212)
Trading Assets	5,414,879	6,297,171	(882,291)	4,678,323	736,555
Money Held in Trust	2,024	2,024	0	2,024	(0)
Securities	23,233,677	18,888,160	4,345,517	22,362,394	871,283
Loans and Bills Discounted	25,426,700	27,352,921	(1,926,220)	26,355,649	(928,949)
Foreign Exchange Assets	579,300	379,124	200,176	486,366	92,934
Derivatives other than for Trading	8,355,847	8,661,971	(306,123)	8,151,045	204,802
Other Assets	1,578,091	2,006,312	(428,221)	1,958,835	(380,743)
Tangible Fixed Assets	105,024	113,080	(8,055)	98,976	6,048
Intangible Fixed Assets	76,391	83,302	(6,911)	83,608	(7,217)
Deferred Tax Assets	96,933	234,576	(137,643)	183,238	(86,305)
Customers’ Liabilities for Acceptances and Guarantees	3,040,475	3,494,326	(453,851)	3,427,807	(387,332)
Reserves for Possible Losses on Loans	(284,231)	(345,566)	61,335	(311,750)	27,519
Reserve for Possible Losses on Investments	(4,828)	(11,102)	6,274	(5,276)	448

Total Assets	¥72,983,231	¥72,998,535	¥(15,303)	¥73,598,729	¥(615,498)

Liabilities
Deposits	¥19,208,618	¥18,773,028	¥435,590	¥18,811,356	¥397,262
Negotiable Certificates of Deposit	9,040,140	6,831,761	2,208,379	7,748,218	1,291,921
Debentures	347,430	1,062,550	(715,120)	695,930	(348,500)
Call Money	11,498,960	11,891,867	(392,907)	11,830,952	(331,992)
Payables under Repurchase Agreements	4,487,419	4,624,724	(137,304)	4,270,983	216,435
Guarantee Deposits Received under Securities Lending Transactions	1,579,528	1,723,810	(144,281)	2,523,792	(944,263)
Trading Liabilities	4,353,770	4,309,559	44,211	3,805,392	548,378
Borrowed Money	3,827,092	5,909,734	(2,082,641)	6,033,926	(2,206,833)
Foreign Exchange Liabilities	225,136	224,426	709	201,637	23,498
Short-term Bonds	162,000	170,200	(8,200)	144,700	17,300
Bonds and Notes	2,946,969	2,445,774	501,194	2,688,063	258,906
Derivatives other than for Trading	7,659,779	7,961,960	(302,180)	7,874,654	(214,875)
Other Liabilities	1,603,234	899,408	703,825	688,300	914,933
Reserve for Bonus Payments	5,127	6,559	(1,431)	8,474	(3,346)
Reserve for Possible Losses on Sales of Loans	2,815	27,666	(24,851)	15,258	(12,443)
Reserve for Contingencies	1,034	2,427	(1,392)	1,688	(653)
Deferred Tax Liabilities for Revaluation Reserve for Land	21,237	26,217	(4,979)	21,502	(264)
Acceptances and Guarantees	3,040,475	3,494,326	(453,851)	3,427,807	(387,332)

Total Liabilities	70,010,772	70,386,004	(375,231)	70,792,641	(781,868)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—	1,404,065	—
Capital Surplus	663,434	663,434	—	663,434	—
Capital Reserve	578,540	578,540	—	578,540	—
Other Capital Surplus	84,893	84,893	—	84,893	—
Retained Earnings	664,303	315,749	348,554	454,970	209,333
Appropriated Reserve	1,355	—	1,355	—	1,355
Other Retained Earnings	662,947	315,749	347,198	454,970	207,977
Retained Earnings Brought Forward	662,947	315,749	347,198	454,970	207,977

Total Shareholders’ Equity	2,731,802	2,383,248	348,554	2,522,469	209,333

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	12,483	74,851	(62,368)	137,595	(125,112)
Net Deferred Hedge Gains (Losses), net of Taxes	199,111	118,048	81,062	116,523	82,587
Revaluation Reserve for Land, net of Taxes	29,060	36,382	(7,321)	29,498	(438)

Total Valuation and Translation Adjustments	240,655	229,282	11,372	283,618	(42,963)

Total Net Assets	2,972,458	2,612,530	359,927	2,806,088	166,370

Total Liabilities and Net Assets	¥72,983,231	¥72,998,535	¥(15,303)	¥73,598,729	¥(615,498)

3-51

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items) OF MIZUHO CORPORATE BANK

	Millions of yen
	For the six months ended September 30, 2010 (A)	For the six months ended September 30, 2009 (B)	Change (A) - (B)	For the fiscal year ended March 31, 2010
Ordinary Income	¥598,793	¥607,607	¥(8,813)	¥1,141,245
Interest Income	340,122	407,892	(67,769)	774,416
Interest on Loans and Bills Discounted	168,126	222,225	(54,099)	413,646
Interest and Dividends on Securities	119,547	141,028	(21,480)	270,627
Fee and Commission Income	67,806	67,622	183	138,458
Trading Income	46,193	47,439	(1,246)	89,250
Other Operating Income	121,456	31,260	90,195	64,744
Other Ordinary Income	23,216	53,392	(30,176)	74,374

Ordinary Expenses	348,314	540,059	(191,744)	947,564
Interest Expenses	135,288	182,233	(46,944)	329,594
Interest on Deposits	24,472	38,610	(14,137)	67,081
Interest on Debentures	2,379	5,033	(2,653)	8,589
Fee and Commission Expenses	11,315	12,078	(762)	24,983
Other Operating Expenses	31,756	41,261	(9,504)	69,996
General and Administrative Expenses	127,263	135,704	(8,441)	273,446
Other Ordinary Expenses	42,690	168,781	(126,090)	249,543

Ordinary Profits	250,479	67,547	182,931	193,680

Extraordinary Gains	22,051	11,149	10,901	18,974

Extraordinary Losses	3,021	2,527	494	3,690

Income before Income Taxes	269,508	76,170	193,338	208,964
Income Taxes:
Current	4,670	502	4,168	439
Deferred	49,142	7,666	41,476	8,185

Net Income	¥215,695	¥68,001	¥147,693	¥200,339

3-52

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO CORPORATE BANK

	Millions of yen
	Shareholders’ Equity
		Capital Surplus			Retained Earnings
	Common Stock and Preferred Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity
						Retained Earnings Brought Forward
Balance as of March 31, 2010	¥1,404,065	¥578,540	¥84,893	¥663,434	—	¥454,970	¥454,970	—	¥2,522,469

Changes during the period
Cash Dividends	—	—	—	—	1,355	(8,134)	(6,778)	—	(6,778)
Net Income	—	—	—	—	—	215,695	215,695	—	215,695
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	416	416	—	416
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—

Total Changes during the period	—	—	—	—	1,355	207,977	209,333	—	209,333
Balance as of September 30, 2010	¥1,404,065	¥578,540	¥84,893	¥663,434	¥1,355	¥662,947	¥664,303	—	¥2,731,802

	Millions of yen
	Valuation and Translation Adjustments
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets

Balance as of March 31, 2010	¥137,595	¥116,523	¥29,498	¥283,618	¥2,806,088

Changes during the period
Cash Dividends	—	—	—	—	(6,778)
Net Income	—	—	—	—	215,695
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	416
Net Changes in Items other than Shareholders’ Equity	(125,112)	82,587	(438)	(42,963)	(42,963)

Total Changes during the period	(125,112)	82,587	(438)	(42,963)	166,370
Balance as of September 30, 2010	¥12,483	¥199,111	¥29,060	¥240,655	¥2,972,458

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